

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **May** **2010**

Commission File Number **001-14620**

Crystallex International Corporation
(Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	The Registrant's Annual Report to Shareholders for 2009

Document 1

Las Cristinas:
+16,000,000 oz AU

Crystallex
International Corporation

2009 Annual Report



Pursuing a world-class gold asset

Crystallex Pursuing VALUE

Crystallex International Corporation, headquartered in Toronto, Canada, has an eighteen year history of investing, building and operating projects in Venezuela.

Its principal asset is the Mine Operating Contract for the Las Cristinas property in Bolivar State, Venezuela. The Company's objective is to become a significant intermediate gold producer with the advancement of Las Cristinas.

Subject to a favourable resolution to the Las Cristinas environmental permitting dispute, Crystallex plans to construct Las Cristinas on a modular basis beginning at 20,000 tonnes per day ("tpd"). The engineering and design work is essentially complete and much of the long-lead items have been fabricated and are in storage. Based on a 2007 study, at the initial production stage, the first five years of operation at Las Cristinas are expected to produce approximately 252,000 ounces per year at total cash costs in the order of US$258 per ounce.

The Company's shares are traded on the Toronto Stock Exchange and on the NYSE Amex Exchange, under the symbol KRY.

(All monetary figures are expressed in United States dollars, unless otherwise specified)


W
E
Las Cristinas: distribution of gold in cross section

Table of Contents

2009


Atlantic Ocean
GUYANA
BRAZIL

Pursuing a world-class gold asset

Las Cristinas: +16,000,000 oz AU

Crystallex is committed to unlocking the value at Las Cristinas.

2009 had significant challenges and Crystallex remains committed to the development of Las Cristinas.

We believe that a responsible large scale mining operation at Las Cristinas will benefit Venezuela, the environment, the local communities and all stakeholders.

The construction and subsequent operation of Las Cristinas will stimulate the local economy and rehabilitate the environmental damage created by decades of illegal small scale mining.

Crystallex International Corporation

Dear Fellow Shareholders

2009 was a record breaking year for gold and many gold mining companies; but, it was another challenging year for Crystallex, the Las Cristinas Project and Crystallex shareholders and stakeholders. We continue to believe that the development of a responsible, large scale mining operation, as contemplated in the Las Cristinas Mine Operating Contract ("MOC") would benefit Venezuela, the environment, the local communities, and all stakeholders. Feasibility and environmental studies have not only demonstrated the economic and technical viability of Las Cristinas, but have also confirmed that the construction and subsequent operation of the Las Cristinas project would stimulate the Kilometer 88 area, rehabilitate existing environmental damage and provide significant employment opportunities in Bolivar State. Crystallex believes that the involvement of a strategic partner, with the financial and political wherewithal, could help move the project into the construction phase and ultimately lead to the development of a world class mining operation with significant gold reserves. Our overriding objective in 2009 was to protect and preserve the Company's investment in the Las Cristinas Project, made under the terms of the MOC, and to find an amicable solution to the ongoing permitting impasse.

Significant events for the Company in late 2008 and during 2009 can be summarized as follows:

- **November 2008** - Crystallex notified the Venezuelan Government of a dispute between Crystallex and the Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments.
- **December 2008** - Crystallex is notified of legal actions by its unsecured noteholders.
- **December 2008** - Crystallex is notified of a proposed class action lawsuit.
- **March 2009** - Crystallex received a letter from the Corporacion Venezolana de Guayana ("CVG"), confirming the validity of the MOC and compliance with its terms.
- **May 2009** - The Ontario Superior Court dismissed the derivative claim by the unsecured noteholders.
- **June 2009** - The Venezuelan Government expressed a desire to find an amicable solution to the Las Cristinas dispute without International Arbitration.
- **August 2009** - Crystallex filed a motion to dismiss the class action complaint.
- **November 2009** - Crystallex confirmed exploring alternatives for Las Cristinas including discussions on possible structures and transactions.
- **December 2009** - The Ontario Superior Court dismissed all of the unsecured noteholders' claims against Crystallex and awarded costs to Crystallex.

Benefitting Venezuela and its people

Background and 2009 Activities relating to Las Cristinas

In 2004, Crystallex and the CVG submitted an Environmental Impact Study ("EIS") for Las Cristinas to the Ministry of the Environment and Natural Resources ("MinAmb") for consideration and approval. This process is lengthy in many jurisdictions and included extensive dialogue, the completion of additional field work, the submission of further technical reports, questions, meetings, and hearings between Crystallex, the CVG and MinAmb officials. In 2007, Crystallex received written notice of the EIS approval and acceptance. The submission and consideration process culminated with the MinAmb request for a Construction Guarantee Bond and Environmental Disturbance tax payment in order to issue the permit. Crystallex posted the Bond and paid the requested tax, yet the permit was not issued. In April 2008, MinAmb's Director General of Permits issued a communication denying the Company's request for a permit. Despite filing appeals with the Director General of Permits and the Environment Minister, no permit has been issued and there has been no response from the Minister to the Company's appeal of the denial.

During 2009, the Company received express and implicit confirmation in writing of its rights under the MOC and the acceptability of the Company's performance and plans from Venezuelan officials. Unfortunately, these confirmations have at times been contradicted by public statements made by officials suggesting that the Company would either not obtain the pending environmental permit or would ultimately lose control and involvement in the Las Cristinas Project. In March, 2009, the CVG, the Venezuelan state entity authorized to oversee the project, confirmed in writing that Crystallex was compliant with the terms of the MOC.

Reducing Overhead and Cash Burn Rates

The Company firmly believes that in order to safeguard stakeholder value, whether for a transaction, a settlement or arbitration, we need to remain compliant with the terms of the Las Cristinas MOC. Crystallex is in full control and responsible for the Las Cristinas concessions. The Company continues to employ personnel at site, and maintains and operates the Las Cristinas camp. Employing personnel at site and operating the camp requires providing security, catering, housekeeping, staff transportation to and from site, maintenance of temporary power facilities and the main access road, as well as various general and administrative functions. The Company has taken all prudent steps to reduce expenditures and continues to review and rationalize expenditures not governed by the MOC. Personnel have been reduced in all locations, from North America to the Caracas office and at Las Cristinas. All engineering activities, component purchases, and drilling programs have been stopped.

The Path Ahead

Given the continued impasse in obtaining the permit, the Board of Directors of Crystallex now believes that a strategic partner for Crystallex may ultimately prove successful in advancing the Las Cristinas project. The Company is actively engaged in pursuing this objective.

Acknowledgements

I would like to thank the Crystallex Directors for their significant time and guidance during 2009. I would also like to recognize the efforts by our management team and all the Crystallex employees in North America and Venezuela. Finally, I wish to thank our investors and other stakeholders for their patience as we continue to work to unlock the value of the Las Cristinas deposits.

Sincerely,

Robert A. Fung
Crystallex Chairman and CEO

April 23, 2010







Frequently Asked Questions
about Crystallex's Venezuelan Investments

Questions and Answers

Q1 Why hasn't the Minister of Environment or any other Senior Official responded to the Company's June 2008 Appeal to the Letter denying the Las Cristinas Environmental Permit?

A Crystallex submitted an Appeal to the Minister of Environment ("MinAmb") in June 2008 in accordance with the Venezuelan Administrative Laws. To date, the Company has not received a response to this Appeal nor a denial.

Q2 Who in the Venezuelan Government has Crystallex been meeting and communicating with regarding this Dispute?

A Since the Award of the Mine Operating Contract ("MOC") in 2002, meetings and communications regarding Las Cristinas have been held at many senior levels of the Venezuelan Government including the Office of the Minister of Basic Industry and Mining ("MIBAM") and the Office of the President of the Corporacion Venezolana de Guayana ("CVG"). The Company has also had discussions with the Office of the Minister of MinAmb and also with key members of the Venezuelan Government including various committees of the Venezuelan National Assembly.

Q3 Why doesn't the Canadian Government get involved to protect Canadian investments and shareholders?

A The Canadian Government has an Investment Protection Treaty with Venezuela. The Canadian Embassy in Caracas and the Canadian Ministry of Foreign Affairs have been involved and have assisted in our endeavours. The Canadian Embassy's Commercial Attaché and the Assistant Commercial Attaché accompanied Crystallex to the opening ceremony for the sewage treatment plant. The Embassy continues to bring the Las Cristinas issue to the attention of the Venezuelan Government. Their support is ongoing.

Q4 When is the Company going to file for International Arbitration to address the Permit Dispute?

A On November 28, 2008, Crystallex delivered a letter (the "Trigger Letter") to the Government of Venezuela notifying it of the existence of a dispute between the Company and the Republic of Venezuela under the Agreement between Canada and Venezuela for the Promotion and Protection of Investments. With the expiry of the six month Trigger Letter period, the Company has the option to file a Request for Arbitration at any time. If the Company's efforts to complete a transaction or partnership allowing the development of Las Cristinas to advance are not successful, then the Company may file for arbitration. If the Company files for arbitration, a press release and regulatory filing will be made at that time.

Q5 How does the Company plan to fund necessary working capital when the current cash is exhausted?

A In the past, the Company has demonstrated the ability to finance working capital needs. The Board and Management team monitor the Company's funding requirements on an ongoing basis. The Company has a number of financing options, including, but not limited to, the following: the sale of equity securities, additional sales of equipment held in storage and the introduction of a strategic partner.

Q6 If the dispute is resolved favourably, how does Crystallex expect to advance and finance the development of Las Cristinas?

A The Company has previously demonstrated that it can attract highly qualified technical staff, consultants and engineering firms. With regards to financing the development of Las Cristinas, the Company will consider various financing alternatives, including project finance debt, other capital and equity market opportunities and the introduction of joint venture partners. The gold industry is currently enjoying a very robust market for financings. A number of gold companies have raised substantial amounts of capital over the past year.

Q7 If there is no near-term resolution to the dispute and this becomes a claim in International Arbitration, how much will that cost, how long will it last and how will the Company fund ongoing expenses?

A International Arbitration is costly and, if no settlement is reached between the parties, it can take between 3 to 5 years to reach a judgment. Legal and advisory fees would be significant. The Board and Management team will address the funding of the arbitration process should the filing prove necessary.

Q8 Is it against Venezuelan Law and/or policy to mine in the Imataca Forest?

A No. Mining is allowed in the Imataca Forest under Presidential Decree. The current law allows existing industrial mining projects to proceed in the Imataca Forest.

Q9 Why hasn't the Company pursued other assets/projects outside of Venezuela?

A To date, based on the size and viability of the Las Cristinas Project, it did not make sense to refocus the Company and its management. The Company assesses its position frequently and is receptive to considering other opportunities.

Q10 **The Government of Venezuela is nationalizing many assets and it appears intent on running businesses themselves. Does Crystallex believe it can still be involved in Las Cristinas?**

A The Las Cristinas concessions are already owned by the Republic of Venezuela. Crystallex has a MOC to develop, operate and sell the gold from Las Cristinas. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC.

Q11 **Who is in control and possession of Las Cristinas?**

A The Government of Venezuela owns the Las Cristinas concessions. Crystallex is in control and possession of Las Cristinas under the terms of its MOC. In March of 2009, the CVG notified Crystallex in writing of its compliance with the MOC and confirmed the MOC was in full force.

Q12 **Has Crystallex completed all of the contractual obligations set out in the Mine Operating Contract? Is Crystallex in full Compliance?**

A Crystallex received notice of its contractual commitment compliance from the CVG in March 2009. All activities under the MOC are coordinated with the CVG. Crystallex completed the last two social infrastructure projects (the new medical clinic and sewage treatment plant) required under the MOC, in the second half of 2009.

Q13 **The Venezuelan Government has cancelled the Las Brisas concession. What is the status of the Las Cristinas concessions? Do you expect them to be cancelled also?**

A The Las Cristinas concessions are held by the Government of Venezuela and Crystallex derives its operating rights for Las Cristinas from the MOC. This is not comparable to the Brisas concessions, which were held directly by Gold Reserve.

Q14 **Can you update us on the status on the unsecured noteholders' actions against the Company?**

A In December, 2008, Crystallex's unsecured noteholders filed two claims against the Company. On May 4, 2009, the noteholders agreed to have their derivative action dismissed with prejudice. In December, 2009, the Ontario Superior Court denied all other noteholder claims and awarded costs to Crystallex. The noteholders have filed an appeal. Crystallex does not believe their appeal has merit.

Q15 **What is the status of the Las Cristinas Project?**

A The Company is currently in discussions exploring possible structures and strategic partnerships that Crystallex believes could benefit all the stakeholders and allow the Las Cristinas Project to move ahead. If we are not successful in the aforementioned activities, we may file an arbitration claim to protect the interests of our stakeholders.

One of the cornerstone's of Crystallex's projects is to provide stepping stones for sustainable development within the communities in which it operates. The Company believes that sustainable development practices ensure that Crystallex contributes to the long-term well-being of the community and society at large, measuring that impact not only in economic terms, but also from a social and environmental perspective.

From the time of Crystallex's first investment in Venezuela in 1992, the Company has undertaken Corporate and Social Responsibility ("CSR") programs in communities near its projects. In recent years, the Company's CSR projects have focused on the communities surrounding the Las Cristinas Project. Under the terms of the Las Cristinas Mine Operating Contract, Crystallex has completed numerous CSR projects, including the construction of 30 homes for local residents, the upgrading of three water treatment plants, construction of a sewage network and sewage treatment plant, paving of main streets in the local towns in an effort to reduce dust levels, the opening of a dental facility, establishing an anti-malaria facility and providing doctors and donating medicines to an upgraded existing medical clinic.

Two significant Las Cristinas CSR construction projects were completed in 2009: a new 10,000 square foot medical centre and a sewage treatment plant. The sewage treatment plant has been operating since the second quarter of 2009 and was officially opened on June 17, 2009. At the same time Crystallex hosted a tour for Venezuelan Officials of the newly constructed medical centre. The Ministry of Health recently conducted a very favourable visit to the new medical centre.

In addition to infrastructure projects in the vicinity of Las Cristinas, the Company also employs cooperative companies from the local communities to provide catering, housekeeping, general maintenance services and to operate the sewage treatment plant. Approximately 160 new jobs have been created in the local communities. Crystallex also funds local education scholarship and internship programs and provides ongoing job training programs to small miners' associations.



Housing accommodations for medical clinic staff.



Recently completed sewage treatment facility at Las Claritas.

Mineral Reserves and Resources
Las Cristinas

Las Cristinas: +16,000,000 oz AU

The following table summarizes the mineral reserves and resources at the Las Cristinas Project as at December 31, 2009. The mineral reserve and resource estimates have been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and, as set out in the notes below, are based on technical reports prepared by independent experts, or have been prepared by the Corporation under the direction of, and verified by, Dr. Richard Spencer, P. Geo., a Qualified Person and former VP Exploration of Crystallex International Corporation.

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration. For U.S. investors, please refer to the Cautionary Note on page 10.

Reserves

	Proven			Probable			TOTAL		
	Tonnes	Grade *(g/t)*	Contained Gold *(oz)*	Tonnes	Grade *(g/t)*	Contained Gold *(oz)*	Tonnes	Grade *(g/t)*	Contained Gold *(oz)*
	(tonnes and ounces in thousands)								
Las Cristinas Project[1]	**112,761**	**1.24**	**4,483**	**351,601**	**1.10**	**12,379**	**464,362**	**1.13**	**16,862**

Resources[2]

	Measured			Indicated			TOTAL		
	Tonnes	Grade *(g/t)*	Contained Gold *(oz)*	Tonnes	Grade *(g/t)*	Contained Gold *(oz)*	Tonnes	Grade *(g/t)*	Contained Gold *(oz)*
	(tonnes and ounces in thousands)								
Las Cristinas Project[2]	**33,380**	**0.84**	**897**	**131,641**	**0.71**	**3,002**	**165,021**	**0.73**	**3,899**

Resources[3]

	Inferred		
	Tonnes	Grade *(g/t)*	Contained Gold *(oz)*
	(tonnes and ounces in thousands)		
Las Cristinas Project[3]	**229,626**	**0.85**	**6,276**

Notes:

(1) The mineral reserves and resources for the Las Cristinas Project are based on estimates prepared by Mine Development Associates, Inc. ("MDA") (Steven Ristorcelli, P. Geo. and Thomas L. Dyer, P. Eng. of MDA were the Qualified Persons) in the 2007 Technical Report Update.
The mineral reserves estimated by MDA are based on a US$550 per ounce gold price and cut-off grades ranging from 0.33 grams of gold per tonne to 0.57 grams of gold per tonne depending on the mineral type. The mineral resources estimated by MDA are based on a cut-off grade of 0.5 grams of gold per tonne.

(2) Mineral resources are in addition to and do not include mineral reserves.

(3) The inferred resources are based on a cut-off grade of 0.5 grams of gold per tonne.

Special Note Regarding Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write downs and dependence on key employees. See "Risk Factors" section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

General

This Management's Discussion and Analysis ("MD&A") of Crystallex International Corporation ("Crystallex" or the "Company") provides an analysis of the Company's audited consolidated financial statements and the related notes as at and for the year ended December 31, 2009. This MD&A should be read in conjunction with those audited consolidated financial statements.

The Company prepares its consolidated financial statements in United States ("U.S.") dollars and in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The accounting policies have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted the CICA standards outlined in the new changes in accounting policies section below, effective for the Company's first quarter commencing January 1, 2009.

All monetary figures in this MD&A are expressed in U.S. dollars unless otherwise specified.



This MD&A was prepared on March 31, 2010 and the Company's public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval ("SEDAR") website at **www.sedar.com** and the Company's website at **www.crystallex.com**.

Overview

Crystallex is a Canadian-based company engaged in the development of the Las Cristinas gold property located in Venezuela. Its common shares are traded on both the Toronto Stock Exchange (symbol: KRY) and the NYSE Amex Exchange (symbol: KRY).

Las Cristinas

- The Company's principal asset is its interest in the Las Cristinas gold project located in Bolivar State, Venezuela. The Company's interest in the Las Cristinas concessions is derived from a Mine Operating Contract (the "MOC") with the Corporacion Venezolana de Guayana (the "CVG") which grants Crystallex exclusive rights to develop and mine the gold deposits on the Las Cristinas property.
- The Company has not received a response from the Minister of Environment and Natural Resources ("MinAmb") to its June 16, 2008 appeal of the Director General of the Administrative Office of Permits at MinAmb denying its request for the Authorization to Affect Natural resources (the "Permit") for the Las Cristinas Project.
- The Company remains compliant with the MOC in order to protect the option of proceeding to international arbitration and retains control of the Las Cristinas property site. All community infrastructure projects as required under the MOC have been completed.
- Despite continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, the Company recorded a non-cash write down to the carrying value of the Company's interest in Las Cristinas of $297,069 as required under Canadian GAAP based on certain potential impairment tests including, but not limited to, the permitting delays. Such non-cash impairment charge has been taken to comply with accounting requirements.
- The Company will consider its options under International Financial Reporting Standards, when adopted in 2011, to reverse the impairment charge and restore the carrying value of the Company's interest in Las Cristinas to its original amount, if receipt of the Permit or other circumstances warrants a reversal of this impairment charge. Meanwhile the Company continues to pursue the Permit and the development of Las Cristinas with all appropriate measures, including continued compliance with its obligations under the MOC.

Liquidity and Capital Resources

- Cash and cash equivalents at December 31, 2009 were $6.9 million.
- The Company forecasts that it will have sufficient cash to fund its operations through the second quarter of 2010, but will not be sufficient to cover the Company's obligations over the next twelve months (see "Liquidity and Capital Resources" section).

Financial Results

- Losses from continuing operations were $311.9 million ($(1.06) per share) and $21.8 million ($(0.07) per share) for 2009 and 2008, respectively.
- Losses from discontinued operations at El Callao were $2.0 million and $3.9 million for 2009 and 2008, respectively.
- Losses from operations were $313.9 million ($(1.07) per share) and $25.7 million ($(0.09) per share) for 2009 and 2008, respectively.



Legal Matters

- On December 16, 2009, the Ontario Superior Court dismissed all of the claims by certain holders (the "Noteholders") of the Company's 9.375% aggregate principal amount of $100 million notes (the "Notes") against Crystallex and ordered the Noteholders to pay Crystallex costs. In detailed reasons the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders have filed an appeal which is scheduled to be heard on April 26, 2010.

- The Company and certain officers and/or directors have been named as defendants in a proposed class action lawsuit commenced in the United States District Court of the Southern District of New York. Crystallex believes that the complaint is without merit and will vigorously defend itself against this action. Crystallex has filed a motion to dismiss the class action complaint.

Las Cristinas Permit

On September 17, 2002, Crystallex entered into the non-assignable MOC with the CVG, acting under the authority of the Ministry of Energy and Mines of Venezuela, under which Crystallex was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 concessions including the processing of gold for its subsequent commercialization and sale.

In May 2007, the CVG was formally notified by MinAmb that all requirements had been fulfilled for the issuance of the Permit which is required to commence construction of the mine; however, the Permit was not issued. In April, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit for the Las Cristinas Project. In May 2008, the Company filed a challenge to this denial. This challenge was denied by the Director General on May 30, 2008 and the Company was advised by the Director General to appeal directly to the Minister of MinAmb.

On June 16, 2008, the Company filed an appeal (the "Appeal") with the Minister of MinAmb. The Company has not received a response to this Appeal. The Minister of MinAmb is obligated to issue a decision on this Appeal; however, if no decision is issued within 90 business days of submitting the Appeal (by October 30, 2008), Venezuelan law allows the Company to elect to deem the Appeal as being denied in order to avail itself of additional legal avenues in Venezuela. Although the deadline for the Minister's response has passed, the Company has yet not invoked this right.

In August, 2008, the Company, at the request of the Vice-Minister of MinAmb, filed a report that dealt with modifications to the project, which were accepted by the Vice-Minister. The Vice-Minister of MinAmb issued an official letter which indicated that the modifications complied with government guidelines on environmental and social matters and were technically viable. The letter further noted that the foregoing should be considered by the Minister of MinAmb in rendering her decision on the Permit.

The Company has continued to receive express and implicit confirmation of its rights and the acceptability of its performance from Venezuelan officials with whom it interacts. These confirmations have at times been contradicted by public statements made by senior government officials suggesting that the Company will either not obtain the Permit or will lose control of Las Cristinas. The Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the effectiveness of the MOC.



The Company is taking the necessary steps to protect its shareholder and stakeholder rights, including preserving its rights to pursue legal avenues both inside and outside of Venezuela. In November 2008, the Company delivered a letter to the Government of the Republic of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Treaty"). Following delivery of the notification letter, the Treaty allows for a six month amicable period to settle disputes prior to submitting a dispute to arbitration. This six month amicable period elapsed at the end of May 2009; accordingly, the Company now has the option of submitting its dispute to international arbitration under the terms of the Treaty. The Company is presently in discussions regarding potential transactions and partnerships that, if successful, should facilitate the successful advancement of the Las Cristinas Project. In the absence of a successful transaction or a settlement with the Government of Venezuela, the Company is prepared to file for international arbitration.

The Company remains in full control of the Las Cristinas property and has not been advised by any Venezuelan authority of any changes to its rights under the MOC. Additionally, the Company has been advised that by remaining in full compliance with the MOC while it continues to seek a resolution on Las Cristinas the Company will preserve the option of maximizing stakeholder value through alternative transactions and partnerships without impairing its ability to avail itself of international arbitration in the alternative. Accordingly, the Company has determined that, to date, it is in the best interest of all stakeholders to remain compliant with the MOC and incur the consequent expenditures.

Reference is made to the write down of the carrying value of the Company's interest in Las Cristinas and the related future income tax recovery under "Results of Operations".

Subsequent Event

Subsequent to the year ended December 31, 2009, the Company received a $2.5 million loan from a potential strategic investor. This convertible loan bears interest at 6% and is repayable on June 30, 2010 with an extension up to November 30, 2010 as determined by the lender. Subject to regulatory approval, the lender has the right exercisable for a period from May 31, 2010 to November 30, 2010 to cause the conversion of any amount of the unpaid balance of this loan into common shares of Crystallex at a price per common share equal to the greater of Cdn$0.20 and 95% of the 5 day volume weighted average trading price on the Toronto Stock Exchange of the common shares ending on the date of conversion.

Noteholders' Action

In December 2008, the Company was served with a notice of application (the "Application") by the trustee for the Noteholders. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there has been a project change of control (a "Project Change of Control") event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.



On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders' claims against Crystallex and ordered the Noteholders to pay Crystallex costs. With regards to the reasonableness of the actions of the Crystallex Directors, Justice Newbould stated in his December 16, 2009 decision:

"In any event, I am satisfied that the directors of Crystallex have acted in good faith, that their actions and decision have been reasonable and made on an informed basis and, where appropriate, after taking professional advice...Crystallex submits, and I accept, that the directors have balanced various risks at every stage. Over the course of the litigation, the landscape has shifted and the directors have been required to reassess the situation on numerous occasions. They have done so by informing themselves, obtaining appropriate advice, balancing the risks associated with courses of action and choosing from a spectrum of reasonable alternatives. The directors received legal advice on their duties to the Noteholders in light of requests made on behalf of the Noteholders. The directors considered the interests of both the Noteholders and the shareholders, including those shareholders who have invested in a new financing after the issuance of the Notes. The directors were advised and considered the fact that it (sic) could not let the threat of a Noteholder lawsuit influence their judgment about what was in the best interests of the corporation. All of this was appropriate and reasonable".

The Noteholders have filed an appeal which is scheduled to be heard on April 26, 2010. Although Crystallex is of the opinion that the court's decision will be upheld, there can be no assurance that the appeal will be resolved in favour of the Company and an unfavourable outcome of this appeal may have a material adverse impact on the Company's financial condition.

Proposed Class Action

The Company and certain officers and directors have been named as defendants (the "defendants") in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit are described as investors who acquired the Company's common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the Proposed Class Period). The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company's Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company. The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied. The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the United States Securities Exchange Act of 1934 as amended (the "Exchange Act") and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint. The defendants filed a motion to dismiss on August 14, 2009. The lead plaintiffs filed an opposition to the motion to dismiss on September 11, 2009 and the defendants filed a reply thereto on September 29, 2009. The defendants also filed the December 16, 2009 decision of the Ontario Superior Court.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action. However, because the action is in its preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Claim by an Individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1.75 million. The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability. However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at December 31, 2009.



Claims by Former Employees

The Company's subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $980. The Company believes these claims are without merit and plans to vigorously defend against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these contingencies as at December 31, 2009.

Selected Annual Information

	2009	2008	2007
Financial results *($000, except per share)*			
Loss from continuing operations	(311,924)	(21,807)	(22,230)
Loss from discontinued operations	(1,975)	(3,913)	(8,221)
Net loss	(313,899)	(25,720)	(30,451)
Loss per share from continuing operations - Basic and diluted	(1.06)	(0.07)	(0.09)
Loss per share - Basic and diluted	(1.07)	(0.09)	(0.12)
Weighted average shares - Basic and diluted (millions)	294.8	291.0	256.7
Cash used in operating activities	(19,574)	(22,648)	(29,393)
Investing activities			
Expenditures on Las Cristinas	(15,079)	(28,224)	(26,893)
Proceeds from sale of equipment	12,361	6,039	–
Financing activities	(3,794)	64,326	51,320
Cash and cash equivalents	6,897	34,520	16,065
Total assets	58,128	382,464	339,240
Outstanding debt	90,639	86,746	83,291
Shareholders' equity	(44,708)	267,796	228,407

- Loss from continuing operations was $290.1 million higher in 2009 compared to 2008 due to a $297.1 million non-cash write down on the carrying value of the Company's interest in Las Cristinas; loss on sale/write down of equipment of $8.3 million in 2009 compared to a gain of $1.8 million in 2008; an increase of $2.0 million in litigation costs in 2009 relating to the Noteholders' action; a reduction in 2009 in foreign currency exchange gain of $1.3 million; offset by a future income tax recovery of $17.5 million; a 28% reduction, or $3.7 million, in general and administrative expenses in 2009.
- Loss from continuing operations was slightly lower in 2008 than 2007 due to a 39% reduction of general and administrative expenses of $8.4 million, a gain on sale of equipment of $1.8 million offset by a reduction in foreign exchange gain of $9 million mostly relating to the foreign exchange translation of future income tax liability.
- Loss from discontinued operations relate to the gold mining operations at El Callao. As at September 30, 2008, the Company ceased mining operations at El Callao due to the handover of the Revemin mill to the State of Venezuela on October 1, 2008.
- Cash flow used in operating activities from continuing operations declined in 2009 and 2008 due mostly to the reduction in general and administrative expenses.
- In 2009, the Company reduced expenditures at Las Cristinas by $13.1 million, due to the lack of the Permit. The Company continued expenditures in 2009 as required under the MOC. Expenditures on Las Cristinas increased by $1.3 million in 2008 compared to 2007 as the Company increased construction activities to meet and complete its social commitments under the MOC.
- The Company completed a public offering in 2008 for net proceeds of $64.1 million and in 2007 also completed a public offering for net proceeds of $50.7 million. There were no financings in 2009 other than a $0.9 million promissory note advance received on equipment which was sold at auction in March 2010.



Summary of Quarterly Results (Unaudited)

$,000 except per share	2009			
	Q4	Q3	Q2	Q1
Loss income from continuing operations	(281,286)	(19,741)	(6,063)	(4,834)
Loss from discontinued operations	(537)	(377)	(687)	(374)
Net loss	(281,823)	(20,118)	(6,750)	(5,208)
Write down of carrying value of Las Cristinas	(297,069)	–	–	–
Future income tax recovery	(17,459)	–	–	–
Unrealized gain (loss) on translation of future income taxes included in loss from continuing operations	1,659	(3,298)	679	2,209
(Loss) gain on write down of equipment sold and held for sale included in loss from continuing operations	1,968	(10,263)	–	–
Loss per share from continuing operations - Basic and diluted	(0.95)	(0.07)	(0.02)	(0.02)
Loss per share - Basic and diluted	(0.96)	(0.07)	(0.02)	(0.02)

$,000 except per share	2008			
	Q4	Q3	Q2	Q1
(Loss) income from continuing operations	3,457	(1,613)	(10,210)	(13,441)
(Loss) income from discontinued operations	(407)	(5,960)	215	2,239
Net (loss) income	3,050	(7,573)	(9,995)	(11,202)
Unrealized (loss) gain on translation of future income taxes included in (loss) income from continuing operations	4,212	6,504	(3,769)	(6,139)
Loss per share from continuing operations - Basic and diluted	(0.01)	(0.01)	(0.03)	(0.05)
Loss per share - Basic and diluted	(0.01)	(0.03)	(0.03)	(0.04)

- The results of operations in the four quarters of 2009 substantiate a general decline in losses from the first quarter to the fourth quarter after adjusting for the write down on Las Cristinas, the loss/write down on equipment and unrealized gain/loss on translation of future income tax liability.
- The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur minor expenditures for maintaining an office at El Callao to oversee the closure plans for past mining activities. The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently evaluating its reclamation obligations. The Company incurs expenses related to maintaining a small team to oversee the transfer of concessions and remediation of previous mining activities.

Results of Operations

Continuing operations

The Company recorded losses from continuing operations of $311.9 million ($(1.06) per share) in 2009 and $21.8 million ($(0.07) per share) in 2008. The increased loss of $290.1 million in 2009 is mainly due to the write down of Las Cristinas of $297.1 million, an increase in loss/write down on sale of equipment of $10.0 million, a $2.0 million increase in litigation costs, a reduction of $1.3 million in foreign currency exchange gain, offset by a future income tax recovery of $17.5 million and a reduction of $3.7 million in general and administrative expenses.

General and administrative expenses

General and administrative expenses decreased 28% from $13.0 million in 2008 to $9.3 million in 2009. This decline reflects continued reductions of expenditures as a result of reduced permitting related activities such as legal and advisory costs, salaries and benefits, travel and other administrative expenses.

Litigation expenses

Litigation costs were $2.3 million in 2009 compared to $0.4 million in 2008. These costs were incurred mainly due to the Noteholders' action which commenced in December 2008. The Noteholders have appealed this decision and accordingly, the Company will incur further litigation costs relating to this appeal.

Interest on notes payable

Interest expense on the Notes was $13.3 million in 2009 and $12.8 million in 2008. These expense amounts include cash interest payments of $9.4 million on the Notes which bear interest at 9.375% per annum, payable semi-annually in January and July. Interest expense on the Notes also includes non-cash interest accretion of $3.9 million in 2009 and $3.5 million in 2008 as the notes payable originally contained both debt and equity components.

Foreign currency exchange gain

The Company recorded a foreign currency exchange gain of $0.9 million in 2009 compared to $2.1 million 2008.

The foreign currency exchange gain includes an unrealized foreign currency translation gain of $1.2 million in 2009 compared to an unrealized gain of $0.8 million in 2008 as a result of translation of future income tax liabilities in the Venezuelan Branch. The components of the Company's future income tax balance include a future income tax estimate of 34% of the carrying value of costs incurred for the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch. It may be determined that the parent entity will be unable to utilize in Canada the benefits derived from any foreign tax credits generated in Venezuela as a result of the possible reduced Venezuelan tax base of the Las Cristinas asset. These foreign currency translation gains result from the translation into U.S. dollars at the end of each reporting period of the Venezuelan-denominated future income tax liabilities that are recognized in connection with expenditures on the Las Cristinas asset. A strengthening of the BsF/USD at the parallel rate in one period relative to the previous period results in an unrealized foreign currency translation loss and vice versa.



Write down of carrying value of Las Cristinas and future income tax recovery

The Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs", and AcG-11 "Enterprises in the Development Stage" and CICA Handbook Section 3063, "Impairment of Long-Lived Assets" and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a write down of the carrying value should be recorded in the current year based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1. The Company determined that, among other things, the current uncertainty regarding the permit had a significant impact on management's ability to estimate the future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write down of $297.1 million relating to all mineral property costs, including the deferred exploration and development expenditures, except the carrying value of the remaining mining equipment of $39.2 million. This write down of the Las Cristinas Project is based on accounting principles only, and thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including under the Agreement between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments) and in particular in the context of any actions or claims that Crystallex may exercise pursuant to its rights under those legal systems. The non-cash write down of $297.1 million resulted in the reversal of future income tax liabilities of $17.5 million relating to temporary differences between book and tax values previously recorded.

The Company continues to pursue the issuance of the Permit in addition to exploring a variety of ways in which to enhance value for all stakeholders of the Company.

The Company will be reporting under International Financial Reporting Standards ("IFRS") effective January 1, 2011. Under IFRS an entity is required to assess at each reporting date any indication that a previously recognized impairment loss no longer exists or has decreased. If there is an indication, the entity is required to estimate the recoverable amount and determine whether an impairment reversal is appropriate. The Company will carefully assess the alternative accounting policies available under IFRS and will definitely consider a reversal of the write down of the carrying value of the Company's interest in Las Cristinas and possibly restoring the carrying value to its original value, based on the facts and circumstances at the time of adoption of IFRS, such as the receipt of the Permit.

The aggregate expenditures incurred, before write down, on the Las Cristinas Project by the Company to December 31, 2009 are summarized as follows:

	Cash	Non-cash	Total
Plant and equipment	$ 89,625	$ –	$ 89,625
Exploration, development and related expenses	165,728	5,732	171,460
Property payment and finders' fees	24,978	11,192	36,170
Future income taxes	–	37,277	37,277
Stock-based compensation	–	1,740	1,740
	$ 280,331	$ 55,941	$ 336,272



Loss/write down on sale of equipment

During 2009, the Company sold generic mining equipment in order to fund working capital requirements. As at December 31, 2009, the Company sold most of this group of equipment with a carrying value of $19.4 million for net proceeds of $12.4 million, which resulted in a loss on disposal of $7.1 million. Of these net proceeds, $4.7 million was set aside and restricted to pay the scheduled January 15, 2010 interest obligation on the Notes. The Company is in the process of selling the remaining generic mining equipment with a carrying value of $4.4 million for estimated net realizable value of $3.2 million and, accordingly, recorded a write down of $1.2 million. The Company received an advance of $0.9 million from the auctioneer who has been commissioned to sell most of this equipment. The Company issued to the auctioneer a demand promissory note for $0.9 million bearing interest at Bank of America, Australia, Bank Bill Buying semi-annual rate plus 4%, which is secured by the underlying equipment.

In 2008, the Company sold generic mining equipment with a book value of $4.2 million for net proceeds of $6.0 million, resulting in a gain on disposal of $1.8 million.

Discontinued Operations - El Callao

At the end of September 2008, the Company ceased mining operations at El Callao due to the transfer of the Revemin Mill to the State of Venezuela on October 1, 2008.

The Company maintains a small team at El Callao to oversee the transfer of concessions back to the State and remediation of previous mining activities. The loss from operations of $2.0 million in 2009 was the result of salaries, security, insurance, site studies and provision for value added taxes ("VAT").

The Company has $1.1 million of accounts receivable and other assets the majority of which consists of value added taxes ("VAT") refundable from the Venezuelan tax authorities. The Company is awaiting the results of the government assessment of this VAT.

The Company is in the process of completing reclamation studies for the Revemin mill and the Tomi and La Victoria mines. The Company has recorded an estimated liability for asset retirement obligations of $2.2 million relating to past milling and mining at these sites. The Company will commence reclamation when the studies have been completed and are approved by the State with an estimated start date in early 2011.

The cash flows and results of operations for the El Callao operations have been separately presented for 2009 and 2008.

Cash used in these discontinued operations were $1.6 million in 2009 and $1.0 million in 2008.



Cash and Cash Equivalents

On December 31, 2009, the Company had cash and cash equivalents of $6.9 million compared to $34.5 million on December 31, 2008. The change in the cash and cash equivalents balance during the year ended December 31, 2009 is reconciled as follows ($ millions):

Cash and cash equivalents, December 31, 2008	$	34.5
Cash used in operating activities		(19.6)
Capital expenditures - Las Cristinas		(15.1)
Proceeds from sale of equipment		12.4
Restricted cash to pay January 15, 2010 semi-annual interest on Notes payable		(4.7)
Proceeds from issuance of promissory note relating to cash advance for equipment held for sale		0.9
Cash used in discontinued operations		(1.6)
Effects of exchange rate fluctuations on cash		0.1
		(27.6)
Cash and cash equivalents, December 31, 2009	$	6.9

Cash Used in Operating Activities

Cash used in operating activities from continuing operations was reduced by 14% in 2009 from $22.7 million in 2008 to $19.6 million in 2009.

Cash used in 2009 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation and warrants issued for advisory services) of $8.1 million, litigation expenses of $2.3 million and cash interest payments of $9.4 million.

The cash used in 2008 was largely attributable to corporate general and administrative expenses of $12.6 million, cash interest payments of $9.4 million, realized foreign exchange gain of $1.2 million, interest income of $0.6 million and working capital requirements of $2.6 million.

Investing Activities

Cash used for capital expenditures for the Las Cristinas Project was $15.1 million in 2009, compared to $28.2 million in 2008.

The majority of the expenditures in 2009 represent ongoing costs for administering, securing and maintaining control over the Las Cristinas camp, storage costs for long lead time equipment stored outside of Venezuela, and the completion of construction activities related to the medical facility and sewage treatment plant as required under the MOC.

The Company has determined that it is in the best interest of all stakeholders to continue to incur the expenditures necessary to maintain control and ongoing obligations of running the Las Cristinas Project in order to remain compliant with the MOC until the earlier of a satisfactory resolution of the Las Cristinas permitting matter through a number of ways, or until the Company has commenced international arbitration proceedings pursuant to the Treaty. The Company has been advised that non-compliance with the terms of the MOC may limit the Company's options for a settlement of the dispute.

Subsequent to the recent sale of some mobile equipment, the Company has in storage mining and milling equipment, purchased originally in 2004 and 2005 at a cost of approximately $39 million. This equipment is stored outside of Venezuela. The equipment is regularly inspected and maintained while in storage. All of the equipment worldwide is insured under a marine insurance policy.



Financing Activities

In 2009, there was a net outflow of cash of $3.8 million from financing activities which occurred in the fourth quarter of 2009. The Company placed $4.7 million of the proceeds received from the sale of equipment into escrow. These funds were set aside and restricted to pay the January 15, 2010 semi-annual interest on the notes payable. The Company received a $0.9 million advance payment relating to generic equipment which was sold in late March 2010.

In 2008, the Company completed a public offering of 32.89 million units at Cdn$2.10 per unit for gross proceeds of Cdn$69.1 million including 4.29 million units issuable upon the exercise of the over-allotment option by the syndicate of underwriters. The net proceeds after issuance costs were $64.3 million.

Liquidity and Capital Resources

On December 31, 2009, the Company had cash and cash equivalents of $6.9 million.

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas Project is operating at planned full capacity of 20,000 tonnes per day.

If and when the Company is in a position to commence development activities at Las Cristinas, it will determine its overall funding requirements to cover the period through to commercial production at Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company's general and administrative expenses, debt service and financing fees. The Company will consider various financing alternatives, including project finance debt and other capital and equity market opportunities. There can be no assurances that such financing will be available, or if available, on acceptable terms.

The Company continues with cost cutting measures instituted since December 2007; however it is still faced with significant legal and advisory costs relating to the Noteholders' actions, the proposed class action lawsuit in the United States and preparations for international arbitration, if deemed necessary. Although expenditures in Venezuela have been reduced, the Company continues to remain in compliance with the MOC in order to preserve all of its options including international arbitration.

Management estimates that available funds will be sufficient to meet the Company's obligations and budgeted expenditures through the second quarter of 2010. The Company believes it has a number of financing options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

(a) introduction of joint venture partners;
(b) sale of equity securities;
(c) further expenditure reductions;
(d) additional sales of mining equipment held in storage; and
(e) negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.



Contractual Obligations and Commitments

The Company's significant contractual obligations and commitments, as at December 31, 2009, are tabled below:

($ millions)	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total
Notes payable	$ –	$ 100.0	$ –	$ –	$ 100.0
Interest on notes payable	9.4	13.5	–	–	22.9
Asset retirement obligations at El Callao		2.9	–	–	2.9
Total contractual obligations	**$ 9.4**	**$ 116.4**	**$ –**	**$ –**	**$ 125.8**

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas. Based on a revised estimate from a 43-101 Technical Report, completed in November 2007, a further $300 million (exclusive of VAT) would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. As some equipment has since been sold, the 2007 estimate will need to be revised to include new equipment purchases and to account for general inflation. These projected cost estimates will be updated if and when the Company receives the Permit to commence development of the project.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

During the year ended December 31, 2009, the Company paid head office rent of $0.1 million (2008 - $0.01 million) to a subsidiary of a company that retains the Chairman of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services until December 31, 2009 with a renewable clause for an extension of three months. The advisory fee includes a work fee to a maximum of $0.1 million, and a success fee which is only payable upon the fulfillment of certain conditions. For the year ended December 31, 2009, the Company paid advisory work fees of $0.08 million under the terms of this advisory agreement.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Fourth Quarter Results

The Company reported net loss from continuing operations in the fourth quarter of 2009 of $281.3 million which is principally attributable to the non-cash write down of the Company's carrying value of its interest in Las Cristinas of $297.1 million, the aggregate of corporate general and administrative costs and interest expense, offset by a future income tax recovery of $17.5 million and foreign exchange gains.

Administrative expenses were stable at $2.0 million in the fourth quarter of 2009 compared to $1.6 million in the third quarter of 2009. Interest expense was $3.3 million in both the third and fourth quarters of 2009 which reflect interest of 9.375% on the Notes, amortization of deferred financing fee and accretion of interest on the debt component of the Notes.

Foreign currency exchange gain was $1.3 million in the fourth quarter of 2009 compared to a loss of $4.1 million in the third quarter of 2009. These results include an unrealized foreign currency exchange gain on translation of future income tax liability of $1.7 million in the fourth quarter of 2009 and an unrealized loss of $3.3 million in the third quarter of 2009 due to the weakening of the BsF/USD at the end of the fourth quarter relative to the third quarter.

The gain on equipment held for sale of $2.0 million recorded in the fourth quarter was due to adjusting to higher realized values on settlement of sales held in the fourth quarter and at the auction which was held in March 2010.

Cash used in operating activities was $1.6 million for the fourth quarter of 2009 compared to a use of $6.2 million for the third quarter of 2009. This fourth quarter reduction is due mainly to interest of $4.7 million on notes payable which was paid in the third quarter of 2009.

There was a net inflow of cash of $8.1 million from investing activities in the fourth quarter of 2009 consisting of $4.0 million spent on Las Cristinas and proceeds of $12.1 million received from the sale of equipment. Expenditures at Las Cristinas amounted to $4.0 million in the fourth quarter of 2009 compared to $2.3 million in the third quarter of 2009. These expenditures were principally related to the continued operation of the Las Cristinas camp, storage costs for long lead time equipment stored mainly in the United States and various other countries. The increased expenditure in the fourth quarter relates primarily to accruals for severance costs and infrastructure maintenance at Las Cristinas.

There was a net outflow of cash of $3.8 million from financing activities in the fourth quarter of 2009. The Company paid $4.7 million cash into escrow which was restricted to pay the January 15, 2010 semi-annual interest on the Notes. This was offset by the receipt of a $0.9 million cash advance for equipment to be auctioned in March 2010.

Critical Accounting Estimates and Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

The critical accounting estimates and uncertainties are as follows:

Going concern

The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company's ability to continue as a going concern, which is at least, but is not limited to, twelve months from the balance sheet date.

As at December 31, 2009, the Company had positive working capital of $7.2 million, including cash and cash equivalents of $6.9 million. Management estimates that these funds, in addition to the proceeds from the equipment held for sale, will be sufficient to meet the Company's obligations and budgeted expenditures through the second quarter of 2010, but will not be sufficient to cover the Company's obligations over the next twelve months. This uncertainty raises substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.

The Company believes it has a number of financing options available to generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

(a) introduction of joint venture partners;
(b) sale of equity securities;
(c) further expenditure reductions;
(d) additional sales of mining equipment held in storage; and
(e) negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms that are acceptable to the Company. Accordingly, these consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern in the normal course of operations. These adjustments could be material.



Assessment of impairment of Las Cristinas mineral property

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. This evaluation requires the comparison of the undiscounted future net cash flows derived from these assets with the carrying value of the assets. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs. When the carrying value of an asset exceeds its undiscounted cash flows, the asset is written down to its fair value, which is measured using its discounted future cash flows.

In addition to reserves and factors that influence reserves (including gold price, operating costs, recovery rates) management reviews other aspects of the Las Cristinas Project for indicators of impairment when preparing financial statements. The Company considered the circumstances of the denial of the Permit by the Director General of the Administrative Office of Permits of MinAmb and has appealed (the "Appeal") the denial to the Minister of MinAmb. No decision has been made yet to deny the Company's Appeal. Furthermore, despite media reports of possible nationalization of mining assets, the Company has not received any official notification from any government entity concerning changes to the control of Las Cristinas or to the MOC. The Company has received confirmation from the CVG in March 2009 that the MOC is in full force and effect and the Company has been advised that its legal rights under the MOC to develop Las Cristinas are still intact.

Although the Company believes that based on its current initiatives it will be able to proceed with the Las Cristinas Project, the Company has recorded a non-cash write down of the carrying value as required by Canadian GAAP, and will avail itself of the permitted ability under IFRS to reverse such an impairment charge, if circumstances, such as Permit receipt, warrant in the future.

Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its discontinued El Callao operations.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.

Income taxes

In determining both the current and future components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Financial instruments and fair values

At December 31, 2009 and 2008, the Company's financial instruments consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, promissory note payable and long-term notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash and cash equivalents, and restricted cash; the fair values of these instruments approximate their carrying values. Accounts receivable, accounts payable and accrued liabilities, and promissory note payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature. The long-term notes are classified as "held-to-maturity" and are measured at amortized cost with the fair value of $25,000 (2008: $30,000).



Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions. The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

Changes in Accounting Policies

The Canadian Institute of Chartered Accountants ("CICA") has issued new accounting standards, which are effective for the Company's 2009 interim and annual consolidated financial statements.

In February 2008, the CICA issued new Handbook Section 3064, "Goodwill and Intangible Assets", which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard had no impact on the Company's consolidated financial statements.

In January 2009 the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This standard provides guidance on how to account for credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard had no impact on the Company's consolidated financial statements.

In March 2009, the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance for mining exploration enterprises on the accounting and impairment review of exploration costs. The adoption of this standard had no impact on the Company's consolidated financial statements.

In June 2009, CICA Handbook Section 3862, "Financial Instruments - Disclosures", was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.

The Company adopted this amended standard in 2009 and the required disclosures are included in the notes to the consolidated financial statements for the year ended December 31, 2009.

Future Accounting Pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, "Business Combinations", which replaces the former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests", which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

International financial reporting standards

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards ("IFRS") will replace current Canadian GAAP for publicly accountable companies. The official change over date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. IFRS will be required for the Company's interim and annual consolidated financial statements for the fiscal year beginning on January 1, 2011.



The Company has implemented a plan to comply with the new standards and its future reporting requirements based on its current operations. The conversion plan is comprised of three phases: diagnostic assessment phase; analysis, quantification and evaluation phase; and implementation and review phase.

- Diagnostic assessment phase - A preliminary diagnostic review was completed internally which included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted.

  The areas with the highest potential impact were identified to include: the basis of consolidation, related party transactions, impairment of assets, share-based payments, exploration and evaluation of mineral properties, property, plant and equipment, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

- Analysis, quantification and evaluation phase - In this phase, each area identified from the diagnostic assessment phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The full impact on future financial reporting is not reasonably determinable or estimable at this time. The Company plans to present accounting policy options together with the financial statement impact to the Audit Committee and Board of Directors during Q3 of the current fiscal year.

- Implementation and review phase - This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS compliant financial statements and audit committee approval of IFRS financial statements.

IFRS 1, "First-Time Adoption of International Financial Reporting Standards", provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The various accounting policy choices available are being assessed and those determined to be most appropriate in our circumstances will be implemented.

The International Accounting Standards Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

While we have identified those areas that may have an impact on our financial statements on transition to IFRS and in future periods, we have not as yet determined the full impact of the transition as adjustments required are dependent on accounting policy options approved by the Audit Committee of the Board of Directors. We plan to disclose our policy choices and IFRS 1 policy exemptions once they have been approved.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at March 31, 2010 are tabled below:

Common Shares Issued	294,817,719
Common Share Options	15,121,268
Warrants	31,695,000
Fully Diluted Common Shares	**341,633,987**

Disclosure Controls and Internal Control over Financial Reporting

Disclosure controls

The Company performed an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined in the rules of the Canadian Securities Administrators (the "CSA") and the U.S. Securities and Exchange Commission (the "SEC"). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as at December 31, 2009.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in the rules of the CSA and the SEC and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to United States generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company performed an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's internal control over financial reporting as at December 31, 2009. Based on this evaluation, management has concluded that such internal control over financial reporting was effective as at December 31, 2009. This evaluation was based on the criteria set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

The effectiveness of internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report that accompanies the Company's audited consolidated financial statements for the fiscal year ended December 31, 2009.

Changes in Internal Control

There has been no change to the Company's system of internal controls during 2009 that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

U.S. GAAP Results Pertaining to Las Cristinas

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined an impairment in value.

Under U.S. GAAP and practices established by the United States Securities and Exchange Commission ("SEC") all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. A commercially mineable deposit is defined as one with proven and probable reserves which can be economically and legally extracted or produced based on a bankable feasibility study. Once a commercially mineable deposit is established all additional costs incurred to bring the mine into production are capitalized as development costs.



As at December 31, 2008, the Company reviewed its policy of continued capitalization of mineral property expenditures as a result of the protracted delay in the receipt of the Permit to develop Las Cristinas. In fiscal 2004, the Company commenced the capitalization of mineral property costs upon the completion of a positive feasibility study in May 2004. At that time the Company felt that the receipt of the Permit to legally commence development of the mine was perfunctory. At December 31, 2008, the Company concluded that given the protracted delay in the receipt of the Permit to develop Las Cristinas, the strict legal criterion of having necessary permits to exploit the reserves under SEC Industry Guide 7 would not be met. Accordingly in 2008, under U.S. GAAP, the Company wrote down the Las Cristinas mineral property costs by $198,412 to the carrying value of its acquisition costs and cost of equipment. In 2009, for U.S. GAAP purposes, the Company's policy is to expense all mineral property costs and accordingly, $16,456 which were capitalized for Canadian GAAP during the year have been expensed for U.S. GAAP. In 2009, the Company recorded, under Canadian GAAP, a write down of $297,069 of the Las Cristinas mineral property costs to the carrying value of the remaining mining equipment, whereas for U.S GAAP purposes the required write down was $36,170 relating to acquisition costs. As at December 31, 2009, the Canadian GAAP and U.S. GAAP carrying values for property, plant and equipment are identical.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company's 2009 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company's mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and economic instability

The Company's mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas, as well as the economic instability and confusion emanating from a dual exchange rate, and third or market rate, known as the parallel rate, all of which are materially different. In addition, changes or uncertainty in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.



Environmental permit still required

Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which, if issued, will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas Project is the Company's only project, the continued delay in receipt of the Permit would have a material adverse effect on the future of the Company's business, and may result in the need for additional financing. Neither the outcome of Crystallex's appeal to the Minister of MinAmb nor when, or if, the Permit will be granted can be ascertained with any certainty.

Exchange controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The two official exchange rates, originally fixed at approximately 1.6 BsF/USD, have since been adjusted twice upwards and presently stands fixed at 4.3 BsF/USD or 2.6BsF/USD for essential goods (including certain foods and medicines). It is likely that exchange controls will continue and, if they do, they will adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.

Lack of ownership rights

Under the Venezuelan Mining Law of 1999 ("VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG. See "Las Cristinas Project - Mine Operating Contract" in the AIF. The MOC is an operating agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the MOC.

The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the MOC. In addition, the CVG is party to an agreement dated May 16, 2002 with the Ministry of Energy and Mines ("MIBAM"). As the CVG's rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the MOC. Furthermore, any failure by the CVG to assert its rights under its agreement with MIBAM could have a material adverse effect on the Company's rights under the MOC. To date, no assertions of contractual breaches by the Company have been received.

Lack of copper rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average. Under the MOC, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas Project. Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade. The Company does not need the right to exploit the copper contained in the Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

(a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the MOC to negotiate the exploitation of the copper with the Company; and



(b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company's right under the MOC to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there is a risk as to whether the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or whether the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party's right to exploit the copper.

Amendments to mining laws

The Company's business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela, or public announcements of possible changes. At any time, a number of draft mining laws may be proposed. It is not possible to predict when or if a draft mining bill or any specific announcement will be enacted into law or what the final provisions of such law will be, if enacted. It is possible that the Government of Venezuela will issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela. Any changes to or announcement of changes to current Venezuelan mining law may adversely affect the Company's ability to develop and operate the Company's Venezuelan properties.

Arbitration proceedings

The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings - Withdrawal of MINCA Litigation - Vanessa Arbitration" in the 2008 AIF, available electronically at www.sedar.com and www.sec.gov.

On November 28, 2008, the Company delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between the Company and the Bolivarian Republic of Venezuela under the Treaty. It is the Company's desire to settle the dispute amicably, however, with the expiration of the six month amicable period, which commenced with the delivery of the notification letter on November 28, 2008, the Company now has the option of submitting the dispute to international arbitration. The dispute has arisen out of various measures of Venezuela including, but not limited to, MinAmb's decision dated April 14, 2008 to deny the Permit and Venezuela's subsequent media statements attributed to the Minister of MIBAM on November 5, 2008 regarding the status of the Project and the MOC.

Unauthorized miners

The Company's operations may also be affected by the presence of unauthorized miners which are not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive to authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, the success of these strategies is not assured, and there is a risk that the Company's operations may be adversely affected by the presence of unauthorized miners.

Imataca forest reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the "Forest Reserve"). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850 which was issued in May 1997.


Proyecto
Las Cristinas

Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas Project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Current global financial condition

Current financial conditions globally have been subject to increased volatility and numerous financial institutions have either filed for bankruptcy or insolvency protection or have been rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact the ability of the Company to obtain loans, financing and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company's operations, financial conditions, results of operations and share price could be adversely impacted.

Mineral properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, the MOC does not transfer any property ownership rights to the Company.

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. Management understands that this review was completed by the end of 2005; however, management is not aware of any further steps undertaken to change the mining title regime as described above. Any such changes could, if enacted, affect the Company's interest in Las Cristinas. It is also possible that the Government could issue further decrees or otherwise attempt to modify existing mining rights.

Environmental regulation and liability

The Company's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.



In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company's properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.

In accordance with applicable laws, the Company has provided financial assurances by posting a Compliance Guarantee Bond for Las Cristinas to cover the cost of reclamation activities. However, it is possible that the Company may incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Additional funding requirements

Under the terms of the MOC, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operating Contract. In order to carry out the Las Cristinas Project and its other mining projects, the Company will need to raise substantial additional financing.

The Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders the ability to meet several usual project finance requirements as well as compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Company. In this context the Company notes that it has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles.

The fundamentals for gold are expected to remain positive in the current year and despite the financial market turmoil and volatility, equity issues of gold companies have been favourable under the right conditions. However, some producers have met resistance in the financing markets as credit is more restrictive and expensive and some equity financings were completed at levels which have resulted in significant dilution, and the market for project financing has become more challenging due to the credit crisis.

Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the current Permit denial and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms or at all as a consequence of the Government's conduct. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and could also result in the Company defaulting in the performance of its obligations under the Mine Operating Contract.



Reserve and resource estimates

The Company's reported mineral reserves and resources are estimates only. Notwithstanding the rigor with which such estimates have been prepared, there can be no assurance that they will be recovered at the rates estimated. There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Company's control. Such estimation is a subjective process and the accuracy of any estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

Mineral exploration and exploitation

Mineral exploration and exploitation involves a high degree of risk. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.

Uninsurable risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company's profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

Dependence on one mining property

Future results for the Company depend largely on the Las Cristinas Project, which if the Permit is not granted may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas Project (whether the property itself or the Company's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company's future performance.



Production risks

The Company prepares estimates of future production for Las Cristinas. Once Las Cristinas is in production, failure to meet these estimates could adversely affect the Company's future profitability, cash flows and financial position.

The Company's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

Regulations and permits

The Company's activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company's permits that could have a significant adverse impact on the Company's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There is a risk that the Company will be not able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold price volatility

Although the Company expects that the market for gold will remain positive over the next year, the gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1999 to 2009, the gold price fluctuated between an annual average low of $279 per ounce and an annual average high of $972 per ounce. In 2009, the price of gold ranged from $ 810 per ounce to $1,209 per ounce and averaged $972 per ounce for the year.

The market price of the common shares of the Company can be significantly affected by changes in the gold price. In addition, in the event of a significant fall in the gold price, the Company may be required to restate its mineral reserves and resources and write down its investment in Las Cristinas. Any of these developments could negatively affect the Company's financial position. Accordingly, even if the Company produces gold at Las Cristinas, there is a risk that the gold price will not be high enough to enable the Company to finance the project effectively or to sell the gold produced by it profitably.



Currency fluctuations

The Company's functional and reporting currency is the U.S. dollar. A significant portion of the Company's operating and capital expenditures are in Venezuelan BsF and Canadian dollar. Fluctuations in exchange rate between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company's cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.

The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Dependence on key employees

The Company's business is dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on the Company's internal controls with respect to financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2009. Management's evaluation of, and report on, the Company's internal control over financial reporting is detailed under the section entitled Disclosure Controls and Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting were effective as at December 31, 2009.

There can be no assurance that the Company's internal control over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Company's common shares to decline and could lead to shareholder litigation. In addition, the discovery of material weaknesses will likely result in the Company having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies.



Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

- the Company's operating performance and the performance of competitors and other similar companies;
- the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;
- changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
- changes in general economic conditions;
- the arrival or departure of key personnel;
- the current global economic crisis;
- acquisitions, strategic alliances or joint ventures involving the Company or its competitors;
- gold price volatility; and
- outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Potential dilution

As at March 31, 2010, the Company had outstanding options to purchase 15,121,268 common shares of the Company and warrants to purchase 31,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company's current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company's then current shareholders would be further diluted.

Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company's assets and the assets of a majority of the Company's directors and officers named in the 2009 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.



Pursuing a world-class gold asset

Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses, and possibly incur increased losses, unless and until the Permit is granted and the Las Cristinas mine is operating at full capacity. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study. There can be no assurance that the Company will become profitable in the near future.

Future hedging activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near-term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No payment of cash dividends in the near future

Given that the Company is currently in the pre-development stage for its principal property, the Las Cristinas Project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company's shares and the underlying commodities markets.

Litigation

The Company is defending against several legal actions brought against the Company. The Company believes that these actions are without merit and intends to defend vigorously against these actions. The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

Management's Responsibility for Financial Reporting

Las Cristinas:
+16,000,000 oz AU

The consolidated financial statements of Crystallex International Corporation (the "Company") and all of the information included in this annual report are the responsibility of the management of the Company and have been approved by the Company's Board of Directors. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimate and judgement based on currently available information. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

The Board of Directors which, among other things, is responsible for the consolidated financial statements of the Company, delegates to management the responsibility for the preparation of the financial statements and internal controls. The Board of Directors delegates to the Audit Committee the responsibility for ensuring that management fulfils its responsibilities in respect of financial reporting and internal control. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

The Company's Audit Committee is appointed by the Board of Directors annually and is currently comprised of four independent directors. The Committee meets regularly with management and with the independent auditors to satisfy itself that each group is properly discharging its responsibilities and to review the financial statements and the independent auditors' report. PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Robert Fung
Chief Executive Officer

Hemdat Sawh
Chief Financial Officer

March 31, 2010

Management's Report on Internal Control over Financial Reporting

Las Cristinas: +16,000,000 oz AU

The management of Crystallex International Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f). The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2009. Based on this evaluation, management concluded that such internal control over financial reporting was effective as at December 31, 2009. This assessment was based on the criteria set forth in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

The effectiveness of internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, independent auditors, and their report follows.

Changes to Internal Control over Financial Reporting

There has been no change to the Company's system of internal controls during 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Robert Fung
Chief Executive Officer

Hemdat Sawh
Chief Financial Officer

March 31, 2010



To the Shareholders of Crystallex International Corporation

We have completed integrated audits of Crystallex International Corporation's 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Crystallex International Corporation (the Company) as at December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive loss and deficit, shareholders' (deficit) equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Crystallex International Corporation's internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.



A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, ON, Canada

March 31, 2010

Comments by Auditors for US Readers on Canada-US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated March 31, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants
Toronto, ON, Canada

March 31, 2010

Consolidated Balance Sheets

(US$ thousands)

	December 31 2009	December 31 2008
Assets		
Current		
Cash and cash equivalents *(Note 10)*	$ 6,897	$ 34,520
Restricted cash *(Note 6)*	4,688	–
Accounts receivable	780	172
Prepaid expenses, deposits and other assets	515	1,145
Equipment held for sale *(Note 6)*	3,180	–
Discontinued operations *(Note 4)*	1,129	1,689
	17,189	37,526
Property, plant and equipment *(Note 5)*	39,203	343,652
Value-added taxes receivable	1,736	1,286
	$ 58,128	$ 382,464
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 8,043	$ 7,767
Promissory note *(Note 6)*	894	–
Discontinued operations *(Note 4)*	1,043	3,494
	9,980	11,261
Discontinued operations *(Note 4)*	2,217	–
Notes payable *(Note 7)*	90,639	86,746
Future income taxes *(Note 9)*	–	16,661
	102,836	114,668
Shareholders' (Deficit) Equity		
Share capital *(Note 8)*	561,751	561,751
Contributed surplus	35,366	33,971
Accumulated other comprehensive income	11,959	11,959
Deficit	(653,784)	(339,885)
	(44,708)	267,796
	$ 58,128	$ 382,464

Nature of operations and going concern *(Note 1)*
Commitments and contingencies *(Note 12)*
Subsequent event *(Note 17)*

(See accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors

Robert Fung
Director

Johan van't Hof
Director

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(US$ thousands, except for share and per share amounts)

	Years ended December 31	
	2009	2008
(Expenses) income		
General and administrative	**$ (9,303)**	$ (12,992)
Litigation	**(2,322)**	(357)
Interest on notes payable	**(13,268)**	(12,830)
Foreign currency exchange gain	**851**	2,115
(Loss) gain on sale of equipment	**(7,059)**	1,751
Write down of equipment held for sale	**(1,236)**	–
Write down of property, plant and equipment *(Note 5)*	**(297,069)**	–
Interest and other income	**23**	583
Amortization of property, plant and equipment	**–**	(77)
Loss from continuing operations before income tax	**(329,383)**	(21,807)
Future income tax recovery	**(17,459)**	–
Loss from continuing operations	**(311,924)**	(21,807)
Loss from discontinued operations, net of tax *(Note 4)*	**(1,975)**	(3,913)
Net loss and comprehensive loss	**(313,899)**	(25,720)
Deficit, beginning of year	**(339,885)**	(314,165)
Deficit, end of year	**$ (653,784)**	$ (339,885)
Loss per share from continuing operations - basic and diluted	**$ (1.06)**	$ (0.07)
Loss per share from discontinued operations - basic and diluted	**(0.01)**	(0.02)
Loss per share - basic and diluted	**$ (1.07)**	$ (0.09)
Weighted average number of shares outstanding	**294,817,719**	290,958,931

(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Shareholders' (Deficit) Equity

(US$ thousands, except as noted)

	Number of common shares *(thousands)*	Amount	Number of warrants *(thousands)*	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance as at December 31, 2007	261,659	$ 503,489	18,186	$ 27,124	$ 11,959	$ (314,165)	$ 228,407
Shares issued							
Public offering	32,890	57,730	16,445	6,414	–	–	64,144
Exercise of stock options	96	278	–	(96)	–	–	182
Directors' fees	173	254	–	–	–	–	254
Warrants expired	–	–	(5,936)	–	–	–	–
Stock-based compensation	–	–	–	529	–	–	529
Loss for the year	–	–	–	–	–	(25,720)	(25,720)
Balance at December 31, 2008	294,818	561,751	28,695	33,971	11,959	(339,885)	267,796
Stock-based compensation	**–**	**–**	**–**	**1,150**	**–**	**–**	**1,150**
Warrants for advisory services	**–**	**–**	**3,000**	**245**	**–**	**–**	**245**
Loss for the year	**–**	**–**	**–**	**–**	**–**	**(313,899)**	**(313,899)**
Balance as at December 31, 2009	**294,818**	**$ 561,751**	**31,695**	**$ 35,366**	**$ 11,959**	**$ (653,784)** [(a)]	**$ (44,708)**

(a) Includes total comprehensive deficit for the year ended December 31, 2009 of $(641,825) (2008 - $(327,926))

(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Cash Flows

(US$ thousands)

	Years ended December 31	
	2009	2008
Cash flows used in operating activities		
Loss from continuing operations for the year	$ (311,924)	$ (21,807)
Items not affecting cash:		
Loss (gain) on sale of equipment	7,059	(1,751)
Write down of equipment held for sale	1,236	–
Write down of property, plant and equipment	297,069	–
Future income tax recovery	(17,459)	–
Interest accretion on notes payable	3,893	3,455
Warrants issued for advisory services	245	–
Stock-based compensation	969	496
Unrealized gain on translation of future income taxes	(1,249)	(808)
Unrealized foreign currency exchange loss (gain)	27	(135)
Directors' fees settled with shares	–	254
Amortization of property, plant and equipment	–	77
Net change in non-cash working capital:		
(Increase) decrease in accounts receivable	(678)	62
Decrease (increase) in prepaid expenses, deposits and other assets	630	(533)
Increase (decrease) in accounts payable and accrued liabilities	608	(1,958)
	(19,574)	(22,648)
Cash flows used in investing activities		
Investment in property, plant and equipment	(15,079)	(28,224)
Proceeds from sale of equipment	12,361	6,039
	(2,718)	(22,185)
Cash flows from (used in) financing activities		
Increase in restricted cash	(4,688)	–
Proceeds from issuance of promissory note	894	–
Proceeds from issuance of common shares	–	64,326
	(3,794)	64,326
(Decrease) increase in cash and cash equivalents from continuing operations	(26,086)	19,493
Decrease in cash and cash equivalents from discontinued operations *(Note 4)*	(1,648)	(1,049)
Effects of exchange rate fluctuations on cash	111	11
Cash and cash equivalents, beginning of year	34,520	16,065
Cash and cash equivalents, end of year	$ 6,897	$ 34,520

Supplemental disclosures with respect to cash flows *(Note 10)*

(See accompanying notes to the consolidated financial statements)

(US$ thousands, except as noted)

1. Nature of operations and going concern

Crystallex International Corporation ("Crystallex" or the "Company") is a Canadian-based company which owns the Mine Operating Contract (the "Mine Operating Contract") to develop and operate the Las Cristinas gold properties ("Las Cristinas Project" or "Las Cristinas") located in Venezuela.

a) Background

On September 17, 2002, the Company entered into a non-assignable Mine Operating Contract with the Corporación Venezolana de Guayana (the "CVG"), acting under the authority of the Ministry of Energy and Mines of Venezuela, pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties, including the processing of gold for its subsequent commercialization and sale.

The Company is currently awaiting the decision of the Venezuelan Ministry of the Environment and Natural Resources ("MinAmb") in respect of the issuance of the Authorization to Affect Natural Resources (the "Permit") to commence construction at Las Cristinas.

The construction and ultimate commencement of commercial production at Las Cristinas are dependent on the receipt of the Permit, which will allow management to proceed to put in place financing to fund construction. In addition, the Las Cristinas Project is subject to sovereign risk, including political and economic instability, changes in existing government regulations, government regulations relating to mining that may withhold the receipt of required permits, as well as currency fluctuations and local inflation. In April 2008, the Director General of Permits at MinAmb denied the issuance of the Permit and subsequently denied the Company's appeal. The Company filed an appeal to the Minister of MinAmb in June 2008 and no decision has been received to date which demonstrates the significant risks that the Las Cristinas Project faces. The Company, nonetheless, has made specific decisions to continue to meet its obligations under the Mine Operating Contract and has received confirmation from the CVG in March 2009 that the Mine Operating Contract remains in full force and effect, which provides the Company with continued control over the Las Cristinas Project.

b) Basis of presentation and going concern

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the going concern basis of accounting which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management has considered all available information in assessing the Company's ability to continue as a going concern, which is at least, but is not limited to, twelve months from the balance sheet date.

As at December 31, 2009, the Company had positive working capital of $7,209, including cash and cash equivalents of $6,897. Management estimates that these funds, in addition to the proceeds from the equipment held for sale *(Note 6)* and loan *(Note 17)*, will be sufficient to meet the Company's obligations and budgeted expenditures through the second quarter of 2010, but will not be sufficient to cover the Company's obligations over the next twelve months. This uncertainty raises substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.

The Company believes it has a number of financing options which could generate sufficient cash to fund ongoing operations and service its debt requirements as they come due including, but not limited to, the following:

a) introduction of joint venture partners;
b) sale of equity and/or debt securities;
c) further expenditure reductions;
d) additional sales of equipment; and
e) negotiating a settlement with its Noteholders to reduce, eliminate or otherwise decrease its obligations, particularly, interest costs.

There is, however, no assurance that these sources of funding or any other initiatives will be available to the Company, or that they will be available on terms that are acceptable to the Company. Accordingly, these consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.



2. Significant accounting policies

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, except for certain new pronouncements which have been adopted effective January 1, 2009 as described in Note 3, are summarized as follows.

Basis of presentation of consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These policies are consistent with accounting principles generally accepted in the United States ("U.S. GAAP") in all material respects except as outlined in Note 16.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, all of which are controlled through the ownership of a majority voting interest. All inter-company balances and transactions have been eliminated.

Translation of foreign currencies

The U.S. Dollar is the Company's functional and reporting currency. The currency of measurement for all of the Company's operations including its integrated Venezuelan operations is the U.S. dollar. In each of these operations, the temporal method is used to re-measure local currency transactions and balances into U.S. dollars. Under the temporal method, monetary assets and liabilities are translated into U.S. dollars at year-end exchange rates and non-monetary assets and liabilities are translated at historical exchange rates. Revenues, expenses and cash flows are translated at average exchange rates, except for items related to non-monetary assets and liabilities, which are at historical rates. Exchange gains and losses on translation of monetary assets and liabilities are included in income.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization is being provided for using the straight-line method over estimated useful lives ranging from five to twenty years, but limited to the mine's estimated life.

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Once a mine has achieved commercial production, mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.



Impairment of long-lived assets

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. This evaluation requires the comparison of the undiscounted future net cash flows derived from these assets with the carrying value of the assets. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs. When the carrying value of an asset exceeds its undiscounted cash flows, the asset is written down to its fair value, which is measured using its discounted future cash flows. Management has performed an impairment analysis and concluded that there has been an impairment of the carrying value of the Las Cristinas Project as at December 31, 2009 as the Permit has not been received as yet *(Note 5)*.

Estimates and uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant estimates used include those relating to the recoverability of property, plant and equipment, value-added tax receivable in Venezuela, tax provisions and the recoverability of future income tax balances, carrying value of asset retirement obligations, and the fair values of stock options and warrants.

While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

Asset retirement obligations

The Company records a liability for its expected mine reclamation obligations, equal to the fair value of the obligation and records a corresponding increase to the carrying amount of the related asset which is amortized and charged to amortization expense over the life of the associated asset. The asset retirement obligation is accreted to fair value over the period of expected cash flows with a corresponding charge to operating expenses using the Company's credit-adjusted risk free rate. The carrying value of the asset retirement obligation is re-assessed annually for changes in estimates of the amount or timing of the underlying future cash flows.

Income taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities by applying substantively enacted statutory income tax rates applicable to future years. Future income tax assets are evaluated and a valuation allowance is provided if realization is not considered more likely than not.

Revenue recognition

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer, when persuasive evidence of an arrangement exists, and collection of the sale is reasonably assured.

Deferred financing fees and debt

Until December 31, 2006, transaction costs related to the Company's debt financings were deferred and amortized over the term of the related financing. Effective January 1, 2007, the Company reports debt net of transaction costs. Debt is subsequently stated at amortized cost and any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debt using the effective interest method.



Loss per share

Loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted per share amounts are calculated using the treasury stock method. Under the treasury stock method, the calculation of the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses in 2009 and 2008, the potential effect of the outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Stock-based compensation and warrants

The Company recognizes compensation expense for stock options and warrants based on the estimated fair value at the grant date. Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective option. The Company does not incorporate an estimated forfeiture rate for stock options that will not vest; rather the Company accounts for actual forfeitures as they occur. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Financial instruments - recognition and measurement

Financial assets, financial liabilities and derivatives are initially recognized at fair value and their subsequent measurement depends on their classification as described below. All financial assets or liabilities, with the exception of those securities designated as "held-to-maturity" ("HTM"), financial assets designated as "available-for-sale" ("AFS"), financial assets that are loans and receivables and other financial liabilities, are measured at fair value on each balance sheet date, with changes in fair value recorded in the Consolidated Statement of Operations and Comprehensive Loss. Financial instruments classified as HTM, loans and receivables or other financial liabilities are recorded at amortized cost. Financial instruments classified as AFS are measured at fair value, with changes in fair value recorded in OCI, with the exception of AFS equity securities that do not have quoted market prices in an active market which are measured at cost.

Derivative instruments are carried at fair value, including those derivative instruments that are embedded in financial or non-financial contracts which are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in income of the current period, with the exception of derivative instruments designated in effective cash flow hedges or hedges of foreign currency exposure in a self-sustaining foreign operation.

Comparative figures

The comparative figures have been reclassified, where necessary, to conform to the financial statement presentation adopted for 2009.

3. Changes in accounting policies and future accounting pronouncements

Changes in accounting policies

In February 2008, the CICA issued new Handbook Section 3064, "Goodwill and Intangible Assets", which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of this standard had no impact on the Company's consolidated financial statements.

In January 2009, the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This standard provides guidance on how to account for credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

In March 2009, the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance for mining exploration enterprises on the accounting and impairment review of exploration costs. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of this standard did not have a significant impact on the Company's consolidated financial statements.

In June 2009, CICA Handbook Section 3862, "Financial Instruments - Disclosures", was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.

Future accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, "Business Combinations", which replaces the former guidance on business combinations. Section 1582 establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. In addition, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests", which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

4. Discontinued operations

On October 1, 2008, the Revemin mill and related assets located in El Callao, Venezuela reverted by contract to the State of Venezuela as a result of the expiry of the operating agreement relating to the mill. At the same time the Company ceased all mining operations at the Tomi and La Victoria mines which supplied ore to this mill. In 2009, the Company transferred to the State of Venezuela all of the Tomi and La Victoria mining concessions which did not form part of the mill contract.

The results of operations at El Callao have been treated as discontinued operations as the Company has no intention of mining the concessions in this location. Assets and liabilities on the consolidated balance sheets include the following amounts for discontinued operations.

	December 31 2009	December 31 2008
Current assets		
Accounts receivable and other assets	$ 1,129	$ 1,689
Current liabilities		
Accounts payable and accrued liabilities	$ 1,043	$ 1,151
Current portion of asset retirement obligations	–	2,343
Asset retirement obligations	2,217	–
	$ 3,260	$ 3,494



The results of operations at El Callao shown as discontinued operations in the consolidated statements of operations and comprehensive loss are as follows:

	Years ended December 31	
	2009	2008
Mining revenue	$ –	$ 14,421
Expenses (income)		
Operations	2,075	19,746
Accretion of asset retirement obligations	–	365
Foreign exchange gain	(100)	(2,040)
Total expenses	1,975	18,071
Loss before income taxes	(1,975)	(3,650)
Income taxes	–	(263)
Net loss	$ (1,975)	$ (3,913)

The cash flows used in discontinued operations are as follows:

	Years ended December 31	
	2009	2008
Operating activities	$ (1,648)	$ (1,049)

Asset retirement obligations of discontinued operations are as follows:

	December 31 2009	December 31 2008
Asset retirement obligations, beginning of year	$ 2,343	$ 2,431
Accretion expense	–	365
Reclamation expenditures		–
Revision in estimated cash flows	(126)	(453)
Asset retirement obligations, end of year	2,217	2,343
Less: current portion	–	2,343
	$ 2,217	$ –

The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As at December 31, 2009, undiscounted cash outflows approximating $2,930 are estimated to be incurred over a two year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.



5. Property, plant and equipment

	December 31, 2009		
	Cost	Write down	Net book value
Plant and equipment	$ 89,625	$ 50,422	$ 39,203
Mineral properties	246,647	246,647	–
	$ 336,272	$ 297,069	$ 39,203

	December 31, 2008		
	Cost	Write down	Net book value
Plant and equipment	$ 111,800	$ 430	$ 111,370
Mineral properties	232,282	–	232,282
	$ 344,082	$ 430	$ 343,652

The Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs", AcG 11 "Enterprises in the Development Stage" and CICA Handbook Section 3063, "Impairment of Long-Lived Assets" and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a write down of the carrying value should be recorded in the current year based on certain impairment triggers noted including, but not limited to, the permitting delays described in Note 1. The Company determined that, among other things, the current uncertainty regarding the Permit had a significant impact on management's ability to estimate the future net cash flows associated with the Las Cristinas Project. Accordingly, the Company recorded a non-cash write down of $297,069 relating to all mineral property costs, including the deferred exploration and development expenditures, except the carrying value of the remaining mining equipment of $39,203.

The Company will be reporting under International Financial Reporting Standards ("IFRS") effective January 1, 2011. Under IFRS an entity is required to assess at each reporting date any indication that a previously recognized impairment loss no longer exists or has decreased. If there is an indication, the entity is required to estimate the recoverable amount and determine whether an impairment reversal is appropriate. The Company will carefully assess the alternative accounting policies available under IFRS and will consider a reversal of the write down based on the facts and circumstances at the time of adoption of IFRS.

The aggregate expenditures incurred, before write down, on the Las Cristinas Project by the Company to December 31, 2009 are summarized as follows:

	Cash	Non-cash	Total
Plant and equipment	$ 89,625	$ –	$ 89,625
Exploration, development and related expenses	165,728	5,732	171,460
Property payment and finders' fees	24,978	11,192	36,170
Future income taxes	–	37,277	37,277
Stock-based compensation	–	1,740	1,740
	$ 280,331	$ 55,941	$ 336,272



6. Sale of equipment

During 2009, the Company sold generic mining equipment with a carrying value of $19,420 (2008: $4,288) for net proceeds of $12,361 (2008 - $6,039), which resulted in a loss on disposal of $7,059 (2008 - gain of $1,751). Of these net proceeds, $4,688 was set aside and restricted to pay the scheduled January 15, 2010 interest obligation on the notes payable described in Note 7.

The Company is in the process of selling the remaining generic mining equipment with a carrying value of $4,416 for estimated net realizable value of $3,180 and, accordingly, recorded a write down of $1,236. The Company received an advance of $894 from the auctioneer who has been commissioned to sell most of this equipment. The Company issued to the auctioneer a demand promissory note for $894 bearing interest at Bank of America, Australia, Bank Bill Buying semi-annual rate per annum plus 4% which is secured by the underlying equipment.

7. Notes payable

In conjunction with a unit offering on December 23, 2004, the Company issued $100,000 of senior unsecured notes (the "Notes") with a coupon rate of 9.375%, due on December 23, 2011, for net proceeds of $75,015 after expenses and equity allocation. Interest is payable semi-annually on January 15 and July 15 of each year, beginning on July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash if there is a change in control in the Company where the acquirer's debt rating is below the debt rating of the Company before or after the change in control, or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project. The Company may also redeem the Notes, in whole but not in part, for cash at its option if there is a change in the applicable Canadian withholding tax legislation. As described in Note 12, the Company successfully defended against an action brought by Noteholders relating to a project change in control.

The initial carrying value of the Notes was derived from a unit structure that contained both a Note and a share component. As a result, the share component was determined based on the fair value of the common shares issued with the unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes. The discounted fair value of the Notes, net of expenses, is accreted up to the face value of the Notes using the effective interest rate method over its seven-year term, with the resulting charge recorded to interest expense. Interest accretion of $3,893 (2008 - $3,455) on the Notes was expensed during the year ended December 31, 2009 as a component of interest expense.

Fair value of Notes

The fair value of the Notes is approximately $25,000 (2008 - $30,000), calculated using a discounted cash flow methodology. The methodology uses the risk-free interest rate and the Company's credit spread as inputs. As the Company's credit spread is an unobservable input due to limited trading of the Notes in the market, the Company has estimated its credit spread by reference to current yields to maturity for debt with similar terms and risks and also by reference to the yield to maturity implicit in the prices obtained from the limited trading of the Notes.



8. Share capital

	December 31 2009	December 31 2008
Authorized		
Unlimited common shares, without par value		
Unlimited Class A preference shares, no par value		
Unlimited Class B preference shares, no par value		
Issued		
294,817,719 common shares	$ 561,751	$ 561,751

Warrants

As at December 31, 2009, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Exercise Price	Number of warrants *(thousands)*
$0.29 (Cdn$0.30)	3,000 (a)
$2.87 (Cdn$3.00)	16,445 (b)
$4.25	12,250 (c)
	31,695

(a) These warrants expire on April 23, 2012. The fair value of these warrants which were granted during the year ended December 31, 2009 for advisory services was determined to be $245 using the Black-Scholes option pricing model with the following assumptions: 1.61% risk-free interest rate, 3 years expected life, 130% volatility and 0% dividend rate.

(b) These warrants expire six months following the date which is 45 days following the receipt of the Permit for the Company's Las Cristinas Project.

(c) These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company's Las Cristinas Project.

Stock options

Effective June 24, 2009, shareholders of the Company approved a fixed share option plan (the "New Plan"), which provides for the granting of a maximum 8,000,000 options to acquire common shares of the Company to executive officers, directors, employees and service providers of the Company. Under the New Plan, the exercise price of each stock option cannot be less than the closing price of the Company's common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant. Stock options have a life of up to ten years and may vest immediately, or over periods ranging from one year to three years. In addition, the directors of the Company may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of stock options surrendered. As at December 31, 2009, 6,175,000 stock options were granted under the New Plan.

Prior to June 25, 2008, the Company had a rolling share option plan (the "Old Plan"), which provided for the granting of options to acquire common shares of the Company equal to 10% of the issued and outstanding common shares from time to time, and had characteristics similar to the New Plan. Effective June 24, 2008, the Company ceased to grant stock options under the Old Plan and no additional stock options are available for grant under the Old Plan.



The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. The estimated fair value of the stock options is expensed on a straight-line basis over their respective vesting periods. The fair value of stock options granted was determined using the following assumptions for stock options granted during the year ended December 31, 2009. No stock options were granted during the year ended December 31, 2008.

	Years ended December 31	
	2009	2008
Risk-free interest rate	**1.8%**	–
Expected life *(years)*	**3**	–
Expected volatility over expected life	**118%**	–
Expected dividend rate	**0%**	–
Weighted average fair value of stock options granted during the year	**$ 905**	$ –

The fair value compensation recorded for stock options that have vested for the year ended December 31, 2009 was $1,150 (2008 - $529), of which $969 (2008 - $496) was expensed and $181 (2008 - $33) was capitalized to mineral properties.

As at December 31, 2009, options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding stock options			Exercisable stock options	
Range of exercise prices *(Cdn$)*	Number of stock options *(thousands)*	Weighted average remaining contractual life *(years)*	Weighted average exercise price *(Cdn$)*	Number exercisable *(thousands)*	Weighted average exercise price *(Cdn$)*
$0.24	6,175	7.44	0.24	6,175	0.24
$1.75 to $2.60	3,829	1.68	2.23	3,829	2.23
$2.65 to $3.57	2,810	4.30	3.12	2,810	3.12
$3.91 to $4.87	2,440	4.18	4.42	2,210	4.40
	15,254	4.89	1.94	15,024	1.90

A summary of the outstanding stock options as at December 31 and changes during each year then ended is as follows:

	Years ended December 31			
	2009		2008	
	Number of options *(thousands)*	**Weighted average exercise price** *(Cdn$)*	Number of options *(thousands)*	Weighted average exercise price *(Cdn$)*
Balance, beginning of year	**10,517**	**3.14**	12,527	3.04
Granted	**6,175**	**0.24**	–	–
Exercised	**–**	**–**	(96)	1.90
Expired or forfeited	**(1,438)**	**3.34**	(1,914)	2.60
Balance, end of year	**15,254**	**1.94**	10,517	3.14



Financing Transactions

Fiscal 2008 Activity

On February 11, 2008, the Company completed a public offering of 32.89 million units at Cdn$2.10 per unit for gross proceeds of Cdn$69.1 million.

Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of Cdn$3.00 for a period expiring on the later of: (i) August 11, 2009; and (ii) six months following the Permit date, where the Permit date is the 45th day following the receipt by the Company of the Permit. Each common share and one-half warrant were ascribed values of Cdn$1.89 and Cdn$0.21, respectively.

The net proceeds received by the Company, after payment of issuance costs of $4,622, was $64,144, of which $57,730 was recorded as share capital and $6,414 was recorded as contributed surplus.

Shareholder Rights Plan

On June 24, 2009, the shareholders of the Company approved the continuation of the Company's shareholder rights plan (the "Rights Plan") which was previously approved on October 30, 2006. The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire at the close of the Company's annual meeting in 2016 (the "Expiration Time"). The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any takeover bid for the Company and to provide the board of directors and shareholders with sufficient time to fully consider any unsolicited takeover bid. The Rights Plan also provides the board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a takeover bid.

Pursuant to the Rights Plan, one right (a "Right") is attached to each outstanding common share of the Company held by shareholders of record at the close of business on the record date. The Rights will separate from the common shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Company) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the common shares of the Company by any person other than in accordance with the terms of the Rights Plan.

In order to constitute a Permitted Bid, an offer must be made in compliance with the Rights Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further period of ten business days.

9. Income taxes

The Company operates in Canada and Venezuela and, accordingly the results from operations are subject to different rates of taxation. The income tax reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax recovery due to the following:

	Years ended December 31	
	2009	2008
Statutory tax rate	**30.36%**	31.06%
Loss from continuing operations before income tax recovery	**$ (329,383)**	$ (21,807)
Income tax benefit	**$ (100,000)**	$ (6,773)
Change in valuation allowance	**80,617**	(7,873)
Change in substantively enacted tax rates	**3,195**	2,291
Change in foreign exchange rates	**(6,164)**	10,592
Non-deductible (non-taxable) items	**(6,442)**	1,155
Reduction in loss carry forwards	**11,335**	608
Future income tax recovery	**$ (17,459)**	$ –

The tax effects of temporary differences resulting in future income tax assets and future income tax liabilities are as follows:

	December 31 2009	December 31 2008
Future income tax assets:		
Losses carried forward	$ 51,099	$ 51,754
Financing fees	1,021	1,306
Asset retirement obligations	754	797
Property, plant and equipment	80,160	–
Less: valuation allowance	(133,034)	(50,940)
Net future income tax assets	–	2,917
Future income tax liabilities		
Property, plant and equipment	–	(19,578)
Net future income taxes	$ –	$ (16,661)

The components of the Company's future income tax balance include a future income tax estimate of 34% of the carrying value of the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch in the foreseeable future. The Company recognized unrealized non-cash foreign currency translation gains of $1,249 during the year ended December 31, 2009 (2008 - $808). These translation gains result from the translation into U.S. dollars at the end of the year of the Venezuelan-denominated future income tax liabilities that are recognized in connection with these expenditures on the Las Cristinas asset. Such currency translation gains and losses have been recorded in the determination of net loss.

As at December 31, 2009, the Company recorded a write down of $297,069 of the carrying value of the Las Cristinas Project which resulted in the reversal of future income tax liabilities of $17,459 relating to temporary differences between book and tax values previously recorded.

At December 31, 2009 the Company had the following unused tax losses available for tax purposes:

	Country	
Year of Expiry	**Canada**	**Venezuela**
2010	$ 36,786	$ 2,955
2011	$ –	$ 4,147
2012	$ –	$ 2,486
2014	$ 16,684	$ –
2015	$ 35,078	$ –
2026	$ 26,753	$ –
2027	$ 23,697	$ –
2028	$ 22,944	$ –
2029	$ 21,849	$ –



10. Supplemental disclosures with respect to cash flows

	December 31 2009	December 31 2008
Cash and cash equivalents consist of:		
Cash	$ 6,897	$ 1,600
Canadian treasury bills	–	32,920
	$ 6,897	$ 34,520

Cash paid during the years ended December 31:

	2009	2008
For interest	$ 9,375	$ 9,375
For income taxes	$ –	$ 340

Investment in property, plant and equipment for the years ended December 31:

	2009	2008
Net book value of property, plant and equipment January 1	$ 343,652	$ 317,179
Net book value of property, plant and equipment December 31	39,203	343,652
Net decrease (increase) in property, plant and equipment	304,449	(26,473)
Write down of property, plant and equipment	(297,069)	–
Capitalization of stock compensation	181	33
Future income taxes	2,047	3,226
Amortization	–	(77)
Net book value of equipment sold	(19,420)	(4,288)
Net book value of equipment held for sale	(4,416)	–
Net decrease before working capital items	(14,228)	(27,579)
Changes in working capital related to property, plant and equipment acquisitions	(851)	(645)
Cash investment in property, plant and equipment	$ (15,079)	$ (28,224)

Issuance of common shares for cash for the years ended December 31:

	2009	2008
Cash received from:		
Public offering	$ –	$ 64,144
Exercise of stock options	–	182
	$ –	$ 64,326

11. Segmented information

The Company has one operating segment, which is the development of mining properties with the Las Cristinas Project as its principal operation.

Property, plant and equipment all relate to the Las Cristinas Project and include long-lead time equipment required for its development, of which significant amounts are located temporarily in the United States and various other countries.



12. Commitments and contingencies

Las Cristinas commitments

Under the terms of the Mine Operating Contract with the CVG, the Company has undertaken to make all investments necessary to develop and exploit the deposits at Las Cristinas. Based on a study completed in November 2007, the Company estimates that approximately $300,000 of additional capital costs would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit. These projected cost estimates will be updated if and when the Company receives the Permit to commence development of the project.

Action by Noteholders

In December 2008, the Company was served with a notice of application (the "Application") by the trustee for the Noteholders as described in Note 7. The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there has been a project change of control (a "Project Change of Control") event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested at a price equal to 102% of the principal amount of the Notes, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.

On December 16, 2009, the Ontario Superior Court dismissed all of the Noteholders' claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons the court held that Crystallex acted reasonably and in accordance with its obligations to the Noteholders. The Noteholders have appealed this decision and a court hearing of the appeal is scheduled for late April 2010. Although Crystallex is of the opinion that the court's decision will be upheld, there can be no assurance that the appeal will be resolved in favour of the Company and an unfavourable outcome of this appeal may have a material adverse impact on the Company's financial condition.

Proposed class action

The Company and certain officers and directors have been named as defendants in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit are described as investors who acquired the Company's common stock during the period from March 27, 2006 to April 30, 2008, inclusive (the "Proposed Class Period"). The complaint alleges that the defendants made several statements during the Proposed Class Period about the Company's Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company. The complaint asserts that the defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied. The proposed class action seeks compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder by each of the defendants, and a violation of Section 20A of the Exchange Act by one of the individual defendants.

In a court order dated April 7, 2009, the lead plaintiffs were appointed and, on June 12, 2009, they filed an amended complaint. The defendants filed a motion to dismiss on August 14, 2009. The lead plaintiffs filed an opposition to the motion to dismiss on September 11, 2009 and the defendants filed a reply thereto on September 29, 2009. The defendants also informed the court of the December 16, 2009 decision of the Ontario Superior Court, which dismissed all of the Noteholders' claims against Crystallex.

Crystallex believes that the complaint is without merit and intends to vigorously defend itself against the action. However, because the action is in its preliminary stages, the Company cannot provide assurances as to the outcome of the action, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued.

Claim by an individual

On May 23, 2006, the Company and certain directors and officers were served with a statement of claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of approximately Cdn$1.75 million. The Company has filed its statement of defence and believes that there is little likelihood of any ultimate liability. However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at December 31, 2009.



Claims by former employees

The Company's subsidiaries in Venezuela have been served with statements of claims from several former employees for additional severance and health related issues for an aggregate claim of approximately $980. The Company believes these claims are without merit and plans to vigorously defend against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these contingencies as at December 31, 2009.

13. Related party transactions

During the year ended December 31, 2009, the Company paid head office rent of $126 (2008 - $11) to a subsidiary of a company that retains the Chairman of the Company as a director. In addition, in August 2009, another subsidiary of this company entered into an agreement with the Company to provide advisory services until December 31, 2009 with a renewable clause for an extension of three months. The advisory fee includes a work fee to a maximum of $100, and a success fee which is only payable upon the fulfilment of certain conditions. For the year ended December 31, 2009, the Company paid advisory work fees of $75 under the terms of this advisory agreement.

During the year ended December 31, 2008, the Company paid underwriting fees to a company which retains the Chairman of the Company as an employee.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

14. Risk management

Financial Instruments

The Company's activities expose it to a variety of risks arising from financial instruments. These risks and management's objectives, policies and procedures for managing these risks are as follows:

Credit Risk

Credit risk is the risk of loss due to a counterparty's inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company's credit risk is primarily attributable to cash and cash equivalents that are held in investment accounts with major Canadian chartered banks. The Company's investment policy limits its investments to Canadian Government Treasury Bills.

The Company is exposed to the credit risk of Venezuelan banks which hold cash for the Company's Venezuelan operations. The Company limits its exposure to this risk by maintaining minimal cash balances to fund the immediate needs of its Venezuelan subsidiaries.

The Company has additional credit risk relating to value added taxes receivable from the government of Venezuela.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates. Fluctuations in market rates of interest do not have a significant impact on the Company's results from operations due to the short term to maturity of the investments held. The interest on the Australian dollar denominated promissory note payable is variable with the Australian prime rate: based on the amount owing, fluctuations in the Australian prime rate would not have a significant impact on the Company's results from operations.

Currency Risk

The Company has operations in Venezuela, where currently there is an exchange control regime, and is exposed to foreign exchange risk from the exchange rate of the Venezuelan BsF relative to the U.S. dollar. In addition, some of the Company's head office operations are transacted in Canadian dollars.

The Company's risk management objective is to reduce cash flow risk related to foreign denominated cash flows. Foreign exchange risk is derived from monetary assets and liabilities denominated in Venezuelan BsF and Canadian dollars.

The following table provides a sensitivity analysis of the positive/(negative) impact on operations as a result of a hypothetical weakening or strengthening of the Venezuelan BsF and Canadian dollar relative to the U.S. dollar:

	December 31 2009	December 31 2008
Venezuelan BsF net assets		
15% increase in value	$ 295	$ 111
15% decrease in value	$ (295)	$ (111)
Canadian dollar net liabilities		
15% increase in value	$ (64)	$ (66)
15% decrease in value	$ 64	$ 66

Liquidity Risk

The Company faces liquidity risk to the extent that it will be unable to settle liabilities as they come due. In order to manage this risk, management monitors rolling forecasts of the Company's liquidity reserve on the basis of expected cash flow. The maturities of the Company's financial liabilities are as follows:

	1 Month	1 to 3 Months	3 Months to 1 Year	1 Year to 5 Years
Current liabilities	$ 5,220	$ 3,320	$ 1,440	$ –
Asset retirement obligations	–	–	–	2,217
Debt	–	–	–	100,000
Total	$ 5,220	$ 3,320	$ 1,440	$ 102,217

Fair value

At December 31, 2009 and 2008, the Company's financial instruments consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, promissory note payable and long term notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash and cash equivalents, and restricted cash; the fair values of these instruments approximate their carrying values. Accounts receivable, accounts payable and accrued liabilities, and promissory note payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature. The long term notes are classified as "held-to-maturity" and are measured at amortized cost with the fair value of $25,000 (2008: $30,000) provided as supplemental disclosure at Note 7.

15. Capital management

The Company's capital consists of cash, Notes payable and shareholders' deficit. The Company's objective when managing capital is to maintain adequate funds to safeguard its ability to continue as a going concern and pursue the development of or obtain a successful outcome from the Las Cristinas Project. In order to achieve this objective, the Company invests its capital in highly liquid, highly rated financial instruments. The Company manages its capital structure and makes adjustments to it, based on the level of funds available to the Company to manage its operations. In order to meet the Company's objectives for managing capital the Company may issue new common shares, issue new debt or dispose of assets. There are no assurances that such sources of funding will be available on terms acceptable to the Company.

There were no changes in the Company's approach to capital management during the year ended December 31, 2009. The Company is not subject to externally imposed capital requirements.



16. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with Canadian GAAP which varies in certain significant respects from U.S. GAAP. The following adjustments would be required in order to present the consolidated financial statements in accordance with U.S. GAAP.

Balance Sheets

The differences between Canadian GAAP and U.S. GAAP on the consolidated balance sheets are as follows:

	December 31, 2009		
	Canadian GAAP	Adjustments	U.S. GAAP
Current assets	$ 16,060	$ –	$ 16,060
Current assets of discontinued operations	1,129	–	1,129
Property, plant and equipment	39,203	– (a)	39,203
Other assets	1,736	1,002 (b)	2,738
	$ 58,128	$ 1,002	$ 59,130
Current liabilities	$ 8,937	$ –	$ 8,937
Current liabilities of discontinued operations	1,043	–	1,043
Long-term liabilities of discontinued operations	2,217	–	2,217
Notes payable	90,639	1,002 (b)	91,641
Shareholders' deficit	(44,708)	–	(44,708)
	$ 58,128	$ 1,002	$ 59,130

	December 31, 2008		
	Canadian GAAP	Adjustments	U.S. GAAP
Current assets	$ 35,837	$ –	$ 35,837
Current assets of discontinued operations	1,689	–	1,689
Property, plant and equipment	343,652	(245,888) (a)	97,764
Other assets	1,286	1,507 (b)	2,793
	$ 382,464	$ (244,381)	$ 138,083
Current liabilities	$ 7,767	$ –	$ 7,767
Current liabilities of discontinued operations	3,494	–	3,494
Notes payable	86,746	1,507 (a)	88,253
Future income taxes	16,661	(16,661) (b)	–
Shareholders' equity	267,796	(229,227)	38,569
	$ 382,464	$ (244,381)	$ 138,083

For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Statements of Operations

The impact of the differences between Canadian GAAP and U.S. GAAP on the net loss for the year would be as follows:

		Years ended December 31	
		2009	2008
Net loss under Canadian GAAP		$ (313,899)	$ (25,720)
Mineral property costs	(a)	(16,456)	–
Adjustment to loss on disposal of property, plant and equipment	(a)	1,445	–
Net reversal of write down of property, plant and equipment	(a)	260,899	–
Future income taxes	(a)	2,047	–
Future income tax recovery	(a)	(17,459)	–
Unrealized gain on translation of future income taxes	(a)	(1,249)	–
Capitalization of interest to mineral properties	(a)	–	12,830
Write down of mineral properties	(a)	–	(198,412)
Write off of future income tax liability	(a)	–	13,096
Net loss and comprehensive loss under U.S. GAAP		$ (84,672)	$ (198,206)
Net loss per share - basic and diluted		$ (0.29)	$ (0.68)
Weighted average number of shares outstanding		294,817,719	290,958,931

Loss from discontinued operations, net of tax, is the same for Canadian GAAP and U.S. GAAP.

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

		Years ended December 31	
		2009	2008
Cash flows used in operating activities reported under Canadian GAAP		$ (19,574)	$ (22,648)
Mineral property costs	(a)	(15,079)	–
Adjustment to interest	(a)	–	12,830
Cash flows used in operating activities reported under U.S. GAAP		(34,653)	(9,818)
Cash flows used in investing activities reported under Canadian GAAP		(2,718)	(22,185)
Mineral property costs	(a)	15,079	–
Adjustment to interest	(a)	–	(12,830)
Cash flows from (used in) investing activities reported under U.S. GAAP		12,361	(35,015)
Cash flows (used in) from financing activities reported under both Canadian and U.S. GAAP		(3,794)	64,326
Net (decrease) increase in cash and cash equivalents during the year		(26,086)	19,493
Decrease in cash and cash equivalents from discontinued operations		(1,648)	(1,049)
Effects of exchange rate fluctuations on cash and cash equivalents		111	11
Cash and cash equivalents, beginning of year		34,520	16,065
Cash and cash equivalents, end of year		$ 6,897	$ 34,520

(a) Mineral properties and exploration and development costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined an impairment in value.

Under U.S. GAAP and practices established by the United States Securities and Exchange Commission ("SEC") all mine project related costs incurred before a commercially mineable deposit is established are expensed as incurred. A commercially mineable deposit is defined as one with proven and probable reserves which can be economically and legally extracted or produced based on a bankable feasibility study. Once a commercially mineable deposit is established all additional costs incurred to bring the mine into production are capitalized as development costs.



As at December 31, 2008, the Company reviewed its policy of continued capitalization of mineral property expenditures as a result of the protracted delay in the receipt of the Permit to develop Las Cristinas. In fiscal 2004 the Company commenced the capitalization of mineral property costs upon the completion of a positive feasibility study in May 2004. At that time the Company felt that the receipt of the Permit to legally commence development of the mine was perfunctory. At December 31, 2008, the Company concluded that given the protracted delay in the receipt of the Permit to develop Las Cristinas, the strict legal criterion of having necessary permits to exploit the reserves under SEC Industry Guide 7 would not be met. Accordingly in 2008, under U.S. GAAP, the Company wrote down the Las Cristinas mineral property costs by $198,412 to the carrying value of its acquisition costs and cost of equipment. In 2009, for U.S. GAAP purposes, the Company's policy is to expense all mineral property costs and accordingly, $16,456 which were capitalized for Canadian GAAP during the year have been expensed for U.S. GAAP. In 2009, the Company recorded, under Canadian GAAP, a write down of $297,069 of the Las Cristinas mineral property costs to the carrying value of the remaining mining equipment, whereas for U.S GAAP purposes the required write down was $36,170 relating to acquisition costs. As at December 31, 2009, the Canadian GAAP and U.S. GAAP carrying values for property, plant and equipment are identical.

In 2009, the Company sold certain mining equipment and is in the process of selling additional mining equipment. For Canadian GAAP, the Company recorded a loss of $8,295 after deducting the carrying value of the disposed equipment and transaction costs. For U.S. GAAP, the loss was reduced by $1,445, reflecting the lower carrying value of this equipment for U.S. GAAP.

Under Canadian GAAP, the Company has elected to expense interest costs incurred on qualifying mineral properties in the development stage and reported interest as an operating activity. In 2008, under U.S. GAAP, interest costs of $12,830 associated with the Las Cristinas mineral properties under development had been capitalized, prior to the write-down, and reported as investing activity. In 2009, for U.S. GAAP, all cash flows relating to mineral properties are reported as operating activities.

At December 31, 2008, under U.S. GAAP, the Company wrote off future income tax liability of $13,096 as a result of the write-down of mineral property costs. In 2009, for Canadian GAAP, the Company capitalized future income taxes of $2,047 into mineral property costs, recorded an unrealized gain on future income taxes of $1,249 and recorded future income tax recovery of $17,459. These amounts have been adjusted for U.S. GAAP purposes as a result of the U.S. GAAP policy of expensing mineral property costs.

(b) Deferred financing costs

Under Canadian GAAP, financing costs related to the Notes have been netted against the Notes. Under U.S. GAAP, these costs are reported on the balance sheet as deferred assets and amortized over the term of the debt.

Accounting changes implemented in 2009

(i) Codification of U.S. GAAP - On July 1, 2009, the Financial Accounting Standards Board ("FASB") codification of U.S. GAAP was launched as the sole source of authoritative non-governmental U.S. GAAP. The Accounting Standards Codification ("ASC") is not intended to change U.S. GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. This codification has been used in the references to U.S. GAAP.

(ii) Disclosure about Derivative Instruments and Hedging Activities - In March 2008, the FASB issued new disclosure requirements for derivative instruments and hedging activities. Under this guidance entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. This standard was adopted by the Company effective January 1, 2009. The adoption of this standard had no impact on the Company's consolidated financial statements as the Company does not currently have any derivative instruments or engage in hedging activities.



(iii) Business Combinations - In December 2007, FASB issued this new standard which requires an acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The adoption of this standard effective January 1, 2009 did not have any impact on the Company's consolidated financial statements for U.S. GAAP.

(iv) Non-controlling Interest in Consolidated Financial Statements - In December 2007, the FASB issued this new standard which requires all entities to report non-controlling (minority) interest in subsidiaries in the same way as equity in the consolidated financial statements. The adoption of this standard effective January 1, 2009 did not have any impact on the Company's consolidated financial statements for U.S. GAAP.

(v) Measuring Fair Value of Liabilities - In August 2009, the FASB issued this new standard which is effective prospectively for interim periods beginning after August 1, 2009, with early adoption permitted. Existing guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability reflects non-performance risk, including but not limited to the reporting entity's own credit risk. The adoption of this standard effective October 1, 2009 did not have a material impact on the Company's consolidated financial statements for U.S. GAAP.

Accounting standards issued but not yet adopted

(i) Amendments to accounting for VIEs - In the second quarter of 2009, the FASB issued an amendment to its guidance on Variable Interest Entities ("VIE") which is effective for the Company's 2010 fiscal year. This new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary. The amendment requires the use of a qualitative approach to determine the primary beneficiary based on the power to direct activities of the VIE that most significantly impact its economic performance and an obligation to absorb losses or to receive benefits of the VIE. If the power is shared, then no party is the primary beneficiary. This amendment is not expected to have an impact on the Company.

17. Subsequent event

Subsequent to the year ended December 31, 2009, the Company received a $2,500 convertible loan from a potential strategic investor. This convertible loan bears interest at 6% and is repayable on June 30, 2010 with an extension up to November 30, 2010 as determined by the lender. Subject to regulatory approval, the lender has the right exercisable for a period from May 31, 2010 to November 30, 2010 to cause the conversion of any amount of the unpaid balance of this loan into common shares of Crystallex at a price per common share equal to the greater of Cdn$0.20 and 95% of the 5 day volume-weighted-average trading price on the Toronto Stock Exchange of the common shares ending on the date of conversion.

Las Cristinas: +16,000,000 oz AU

Board of Directors

Robert A. Fung
Executive Chairman and Chief Executive Officer

Michael J. H. Brown
Director

C. William Longden
Director

Harry J. Near
Director

Marc J. Oppenheimer
Director

Gordon M. Thompson
Director

Johan van't Hof
Director, Chairman of Audit Committee

Armando F. Zullo
Director

Senior Management

Robert A. Fung
Executive Chairman and Chief Executive Officer

Robert Crombie
President

Hemdat Sawh
Chief Financial Officer

William A. Faust
Senior Vice President and Chief Operating Officer

A. Richard Marshall
Vice President, Investor Relations

Additional information including Board member and Management Bios, Board Committee composition and Corporate Governance Policies can be viewed on the Company's website www.crystallex.com.

Registered and Head Office

8 King Street East, Suite 1201
Toronto, Ontario, Canada
M5C 1B5

Tel: 416 203-2448

Independent Auditors

PricewaterhouseCoopers LLP
Suite 3000, Royal Trust Tower,
TD Centre
Toronto, Ontario, Canada
M5K 1G8

Corporate Counsel

McMillan LLP
Brookfield Place, Suite 4400
181 Bay Street
Toronto, Ontario, Canada
M5J 2T3

Transfer Agent and Registrar

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada
M5C 2W9

Tel: 800 387-0825
Tel: 416 643-5500

www.cibcmellon.com

Stock Listings

Toronto Stock Exchange
NYSE Amex Exchange

Symbol: KRY

Investor Contact

A. Richard Marshall
Vice President, Investor Relations

Tel: 800 738-1577
rmarshall@crystallex.com

Website

www.crystallex.com

Shareholders of Record

As at April 19, 2010, there were 543 shareholders of Crystallex International Corporation. This number excludes shareholders holding stock under nominee security positions.

Annual and Special Meeting

Wednesday, June 23rd, 2010
at 9:00 am
Old Mill Inn, Humber Room
21 Old Mill Road
Toronto, Ontario, Canada
M8X 1G3

Printed in Canada using vegetable based inks on chlorine-free paper which is 100% recyclable.


FSC

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-000952
© 1996 Forest Stewardship Council



Project Management and Production: Walter J. Mishko & Co. Inc. Design: Goodhoold Inc.

Share Prices

The Company's common stock is traded on the Toronto Stock Exchange ("TSX") and the NYSE Amex Exchange ("NYSE Amex") under the symbol KRY. Quarterly high and low stock prices on the TSX and NYSE Amex for 2009 and 2008 were:

				2009				2008
NYSE Amex	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High (U.S.$)	**.52**	**.28**	**.41**	**.37**	.81	1.40	2.25	2.83
Low (U.S.$)	.20	.19	.18	.13	.10	.63	.50	1.59

				2009				2008
TSX	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
High (C$)	**.55**	**.31**	**.50**	**.43**	.87	1.49	2.30	2.90
Low (C$)	.22	.21	.22	.17	.10	.65	.56	1.62

Las Cristinas: +16,000,000 oz AU









In June of 2009, Venezuelan Officials, Canadian Embassy Officials, Crystallex Directors, and local residents attended a grand opening, celebrating the completion of the new medical centre and sewage treatment plant servicing the communities near KM88. These facilities were funded and constructed by Crystallex.





(Right) Crystallex Chairman Robert Fung cutting the ribbon at the new sewage plant.
(Far Right) Crystallex Directors and Canadian Embassy Officials visiting the new medical centre.


Cristina 5
Las Rojas
Cristina 6
Camp
Cristina 4
LEGEND
Proposed Pit Outlines
Mineralized Zones
Veins
Diamond Drill Holes
Access Road
2004 Drill Program
2005 Drill Program
2006-07 Drill Program
Intrusive Approximate Location
100 0 100 300 500
Metres
Las Cristinas
Proposed Pit Outlines
Las Cristinas Project
Bolivar State, Venezuela

www.crystallex.com

Las Cristinas: +16,000,000 oz Au

Our Strengths

- The Las Cristinas Mine Operating Contract
- Investing in and operating gold projects in Venezuela for 18 years
- To date, Crystallex has permitted, built and operated 3 gold mines in Venezuela
- Las Cristinas at advanced stage and designed to allow significant increases in throughput
- Approximately 17 million ounces of gold reserves estimated at a gold price of US$550 per ounce
- The initial module of 20,000 tpd is designed to produce approximately 252,000 ounces Au at a cash cost of US$258 per oz



Crystallex
International Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date: May 18, 2010

By: ______________________
Name: Hemdat Sawh
Title: Chief Financial Officer